Form 10-K, Exhibit 13
period 1994-02-28
WERNER ENTERPRISES INC
filed 1994-05-27
CIK 793074

FINANCIAL HIGHLIGHTS                                                         EXHIBIT 13
__________________________________________________________________________________________
(Dollars in thousands, except per share amounts)             Year Ended February 28

                                          1994       1993       1992       1991      1990
Operating revenues                     $432,658   $366,345   $322,749   $305,133  $251,575

Income before cumulative
  effect of change in
  accounting principle                   31,293     23,936     19,695     18,013    16,780

Net income                               31,293     23,936     18,641     18,013    16,780

Earnings per share*                        1.31       1.05        .87        .78       .72

Cash dividends declared
  per share                                 .09        .08        .07        .06       .05

Return on average
  stockholders' equity*                   15.5%      15.5%      14.6%      15.0%     16.0%

Book value per share*                      9.84       7.24       6.25       5.50      4.81

Total assets                            380,429    305,872    259,155    247,115   238,915

Long-term obligations                         0     16,652     11,149     33,515    52,865

Stockholders' equity                    249,311    165,887    145,574    125,211   112,051


*After giving retroactive effect for the September 1992, two-for-one stock split (all years presented) and before the cumulative effect of a change in accounting principle in 1992.
































WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT                2

WERNER ENTERPRISES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
_________________________________________________________________________________________

The following table sets forth the percentage relationship of income and expense items to operating revenues for the years indicated.

                                                       Year Ended February 28

                                             1994                 1993              1992
Operating revenues                          100.0%                100.0%            100.0%

Operating expenses
  Salaries, wages and benefits               35.3                  39.0              39.2
  Fuel                                        9.5                  10.9              11.6
  Supplies and maintenance                    8.9                   8.7               9.4
  Taxes and licenses                          9.0                   9.3              10.1
  Insurance and claims                        3.7                   4.0               4.2
  Depreciation                               10.5                  11.0              11.6
  Rent and purchased transportation           9.4                   4.7               1.9
  Communications and utilities                1.9                   1.4               1.2
  Other                                       (.4)                   -                 .3
    Total operating expenses                 87.8                  89.0              89.5

Operating income                             12.2                  11.0              10.5
Net interest expense and other                 .2                    .2                .4
Income before income taxes                   12.0                  10.8              10.1
Income taxes                                  4.8                   4.3               4.0
Income before cumulative effect of
  change in accounting principle              7.2                   6.5               6.1
Cumulative effect on prior years of
  change in accounting principle            -                      -                .3
Net income                                    7.2%                  6.5%              5.8%

The following table sets forth certain industry data regarding the freight revenues and operations of the Company.
                                                  Year Ended February 28
                                          1994        1993       1992       1991     1990

Operating ratio                           87.8%       89.0%      89.5%      89.2%    87.4%
Average revenues per tractor
  per week (1)                           $2,518      $2,511     $2,457     $2,384   $2,331
Average annual miles per
  tractor                               121,992     123,408    122,664    121,310  121,944
Average miles per trip                      874         944      1,026      1,047    1,073
Average revenues per mile (1)            $1.071      $1.057     $1.041     $1.021   $ .992
Total tractors operated (at year end)
    Company owned                         3,116       2,771      2,543      2,436    2,346
    Owner-operator owned                    514         279        127         24        4
      Total tractors                      3,630       3,050      2,670      2,460    2,350

Total trailers operated
   (at year end)                          8,540       6,970      5,740      5,160    4,870

(1) Net of fuel surcharge revenues

____________________________________________________________

WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT                   13

WERNER ENTERPRISES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
____________________________________________________
____________________________________________
RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 1994
COMPARED TO 1993

Operating revenues increased 18% due to an 18% increase in the average number of tractors in service, rate increases averaging 1.3% and a 1.1% decrease in average annual miles per tractor. Due to continued expansion into regional short-haul and dedicated markets, the average miles per trip decreased by 7% from 944 miles to 874 miles, while the number of shipments increased 26%. The operating ratio
(operating expenses expressed as a percentage of operating revenues) decreased from 89.0% to 87.8%, as described below.

The increase in the number of owner-operators from 279 at February 1993, to 514 at February
1994, caused a shift in expenses as a
percentage of total revenues from the
salaries, wages and benefits; fuel; supplies and maintenance; taxes and licenses; and depreciation categories (owner-operators are independent contractors under contract with the Company and responsible for these costs;
conversely the Company incurs such costs when a Company driver is driving a Company-owned tractor) to the rent and purchased transportation expense category.

Salaries, wages and benefits costs increased due to the retention of more experienced, higher-paid drivers; higher pay for student drivers; changes in driver pay policies; and increases in health insurance benefits. These increases were offset by favorable workers' compensation claims experience and the shift in costs from salaries, wages and benefits to rent and purchased transportation due to the increase in the percentage of owner-operator tractors. Effective May 1, 1994, the Company increased the mileage pay for Company drivers by two cents per mile. This increase should help the Company to attract and retain qualified drivers to meet its growth plans.
The Company is meeting with its customers to explain the driver pay and other cost increases in order to obtain rate increases.

Fuel costs decreased due to a decrease in average fuel prices for the year, an improvement in the Company's fuel efficiency and the increase in owner-operators who purchase their own fuel. Supplies and maintenance increased partially due to the Company's conversion, during the quarter ended
November 30, 1993, from less expensive
recapped tires to new or newer tires for its trailer fleet to reduce the number and cost of trailer tire failures, offset in part by the increase in owner-operator tractors. Taxes and licenses increased due to the Federal


____________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL



diesel fuel tax increase of 4.3 cents per gallon which became effective October 1, 1993, offset in part by the increase in owner operators.

Insurance and claims decreased from 4.0% to 3.7% of operating revenues due to continued improvement in claims handling and experience.
Depreciation decreased as a percentage of operating revenues due to the increase in owner-operator tractors. This decrease was offset partially by the increase in the ratio of trailers to tractors from 2.29 to 2.35.
Trailers were added to provide convenience for customers and to improve tractor productivity.

Communications and utilities increased due to the installation of satellite communications devices on the Company's entire fleet.
Installation of the devices began in October
1992, and was substantially completed by May
1993.

Other operating expenses decreased to (.4%) of operating revenues due to an increase in gains recognized on the sale of revenue equipment, primarily tractors.

The Company's effective income tax rate
(income tax expense divided by income before income taxes) remained constant at 39.5%.
Effective March 1, 1993, the Company adopted
Statement of Financial Accounting Standards
No. 109, "Accounting for Income Taxes." The effect of adoption of this standard on the Company's results of operations was not material. (See Notes 1 and 5 of the Notes to Consolidated Financial Statements for a further discussion of the income tax accounting standard.)

YEAR ENDED FEBRUARY 1993
COMPARED TO 1992

Operating revenues rose 14% due to an 11% increase in the average number of tractors in service, average rate increases of almost 2%, and a .6% increase in average miles per tractor. Due to the expansion into regional short-haul and dedicated markets, the average miles per trip decreased by 8% from 1,026 miles to 944 miles while the number of loads increased 22%. The operating ratio decreased slightly as described below.

The increase in the number of owner-operator tractors from 127 at February 1992, to 279 at February 1993, caused a shift in expenses as a percentage of total revenues from the salaries, wages and benefits; fuel; supplies and maintenance; taxes and licenses; and depreciation categories to the rent and purchased transportation category.

On a per-mile basis, salaries, wages and
benefits costs increased due to the retention
_____________________________________________
REPORT                                                                14

WERNER ENTERPRISES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
____________________________________________
of more experienced, higher-paid drivers;
changes in driver pay policies; and increases in workers' compensation and medical benefits.
Due to the increase in the percentage of owner-operator tractors, these cost increases are offset by the shift of costs from salaries, wages and benefits to rent and purchased transportation.

Fuel prices were stable on a year-to-year basis. The decrease in fuel expense as a percentage of operating revenues was caused primarily by the increase in owner-operators who purchase their own fuel. Supplies and maintenance, and taxes and licenses decreased as a percentage of operating revenues for similar reasons.

Insurance and claims decreased from 4.2% to 4.0% due to improved claims experience.
Depreciation decreased slightly as a
percentage of operating revenues due to the increase in owner-operator tractors, offset by the increase in the ratio of trailers to tractors.

Communications and utilities costs increased due to the installation of satellite communications devices on tractors in the third and fourth quarters.

Net interest expense decreased due to the reduction in debt in 1992 and 1993.

The Company's effective income tax rate
(income tax expense divided by income before income taxes) remained constant at 39.5%.

(See Notes 1 and 8 of the Notes to
Consolidated Financial Statements for a
discussion of the change in accounting
principle in the year ended February 1992, related to the accounting method for recognizing operating revenues and related direct costs.)

____________________________________________
LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has relied primarily on cash generated from operations to fund working capital requirements.

The growth of the Company's business has
required significant investment in new revenue
equipment.  Net capital expenditures in fiscal
1994, 1993 and 1992, were approximately
$102,746,000, $81,241,000 and $45,568,000,
respectively.  The fiscal 1994 capital
expenditures were financed with cash generated
from operations and a portion of the net
proceeds from the Company's October 1993
public stock offering.  The fiscal 1993 and
fiscal 1992 capital expenditures were financed
principally with cash generated from
operations in fiscal 1993 and 1992.  The
Company has committed to fiscal 1995 capital
expenditures of approximately $59,000,000
____________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL






(after trade-in allowances). The Company expects to fund these expenditures primarily with cash generated from operations.

The Company's financial position is strong at February 1994. The current ratio is 1.52.
The Company has no long-term debt and almost
$250 million in stockholders' equity. A portion of the net proceeds from the Company's
October 1993 public stock offering was used to repay short-term borrowings and retire long-term debt.

Based on the Company's strong financial
position, management foresees no barriers to obtaining sufficient financing, if necessary, to continue growing at a steady, manageable rate.


















































_____________________________________________
REPORT                                                    15

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF INCOME
_______________________________________________________________________________________________
(In thousands, except per share amounts)                   Year Ended February 28
                                                    1994              1993              1992
Operating revenues (Notes 1 and 8)              $432,658          $366,345          $322,749

Operating expenses (Note 8):
  Salaries, wages and benefits                   152,839           142,920           126,445
  Fuel                                            41,036            39,906            37,385
  Supplies and maintenance                        38,404            31,740            30,303
  Taxes and licenses                              38,943            34,194            32,576
  Insurance and claims                            15,847            14,761            13,518
  Depreciation                                    45,440            40,206            37,609
  Rent and purchased transportation               40,778            17,130             6,114
  Communications and utilities                     8,390             4,961             4,015
  Other                                           (1,798)               53               908
    Total operating expenses                     379,879           325,871           288,873

Operating income                                  52,779            40,474            33,876

Other expense (income):
  Interest expense                                 1,414             1,269             2,060
  Interest income                                   (507)             (569)             (987)
  Other                                              136               209               249
    Total other expense                            1,043               909             1,322

Income before income taxes and
  cumulative effect of change in
  accounting principle                            51,736            39,565            32,554
Income taxes (Notes 1 and 5)                      20,443            15,629            12,859

Income before cumulative effect of change in
  accounting principle                            31,293            23,936            19,695
Cumulative effect on prior years of change
  in accounting principle (Note 8)                   -                 -              (1,054)

Net income                                      $ 31,293          $ 23,936          $ 18,641

Average common shares outstanding (Note 1)        23,823            22,826            22,762

Earnings per share (Note 1):
  Income before cumulative effect of change
    in accounting principle                        $1.31            $1.05              $ .87
  Cumulative effect on prior years of
    change in accounting principle (Note 8)          -                 -                (.05)

  Net income                                       $1.31            $1.05              $ .82

The accompanying notes are an integral part of these consolidated financial statements.

_______________________________________________________________

      WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT            16

WERNER ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
_______________________________________________________________________________________________
(in thousands)                                                      February 28
                                                            1994                  1993
ASSETS
Current assets:
  Cash and cash equivalents (Note 1)                    $ 10,833              $  6,441
  Accounts receivable, less allowance of $2,526 and
    $2,387, respectively (Note 8)                         45,681                37,420
  Prepaid taxes, licenses, and permits                     5,628                 4,920
  Current deferred income taxes (Notes 1 and 5)            5,100                 4,272
  Other                                                   11,340                11,140
    Total current assets                                  78,582                64,193

Property and equipment, at cost (Notes 1 and 2):
  Land                                                    10,924                 5,930
  Buildings and improvements                              20,590                16,034
  Revenue equipment                                      342,362               286,192
  Service equipment and other                             25,253                20,983
    Total property and equipment                         399,129               329,139
    Less - accumulated depreciation                       97,282                87,460
    Property and equipment, net                          301,847               241,679
                                                        $380,429              $305,872

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                     $ 13,825               $ 21,363
  Current maturities of capitalized
    lease obligations (Note 2)                            4,310                  4,493
  Insurance and claims accruals (Note 4)                 14,340                 12,233
  Accrued payroll                                         9,115                  6,876
  Income taxes payable                                    3,189                    -
  Driver escrow                                           2,689                  2,445
  Other                                                   4,214                  3,479
    Total current liabilities                            51,682                 50,889

Long-term debt and capitalized lease obligations,
  net of current maturities (Notes 2 and 3)                 -                   16,652
Deferred income taxes (Notes 1 and 5)                    55,100                 48,033
Insurance and claims accruals (Note 4)                   21,200                 20,800
Other long-term liabilities                               3,136                  3,611
Commitments (Note 7)
Stockholders' equity (Notes 1 and 6):
  Common stock, $.01 par value, 60,000,000 and 25,000,000
    shares authorized; 25,771,200 and 23,471,200 shares
    issued; 25,334,016 and 22,881,616 shares
    outstanding, respectively                               258                    235
Paid-in capital                                         100,160                 47,016
Retained earnings                                       151,578                122,420
Less - treasury stock, at cost                           (2,685)                (3,784)
  Total stockholders' equity                            249,311                165,887
                                                       $380,429               $305,872

The accompanying notes are an integral part of these consolidated financial statements.






______________________________________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT                17

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
_______________________________________________________________________________________________
(In thousands)                                                 Year Ended February 28
                                                      1994              1993              1992
Cash flows from operating activities:
  Net income                                      $ 31,293          $ 23,936          $ 18,641
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation                                    45,440            40,206            37,609
    Deferred income taxes                           10,693             1,188             4,781
    (Gain) loss on disposal of
      operating equipment                           (2,862)             (432)               47
    Tax benefit from exercise of stock options         998               506               -
    Other long-term liabilities                        (75)            6,860             2,701
    Cumulative effect of change in accounting
      principle                                        -                 -               1,054
    Changes in certain working capital items:
      Accounts receivable, net                      (8,261)           (5,529)           (4,191)
      Prepaid expenses and other current assets       (908)           (5,251)              832
      Accounts payable                              (7,538)            8,243             5,785
      Other current liabilities                      4,060             1,228             2,868
   Net cash provided by operating activities        72,840            70,955            70,127

Cash flows from investing activities:
  Additions to property and equipment             (123,024)          (84,628)          (47,217)
  Retirements of property and equipment             20,278             3,387             1,649
    Net cash used in investing activities         (102,746)          (81,241)          (45,568)

Cash flows from financing activities:
  Short-term borrowing                              20,000               -                  -
  Repayments of short-term borrowing               (20,000)              -                  -
  Borrowings of long-term debt                         -              10,000                -
  Repayment of long-term debt and capitalized
    lease obligations                              (16,835)           (4,799)          (21,763)
  Proceeds from issuance of common stock,
    net of related expenses                         52,182               -                  -
  Dividends on common stock                         (2,135)           (1,826)           (1,593)
  Stock options exercised                            1,086               697               315
    Net cash provided by (used in) financing
      activities                                    34,298             4,072           (23,041)

Net increase (decrease) in cash and cash
     equivalents                                     4,392            (6,214)            1,518
Cash and cash equivalents, beginning of year         6,441            12,655            11,137
Cash and cash equivalents, end of year            $ 10,833           $ 6,441          $ 12,655
______________________________________________________________________________________________
Supplemental disclosures of cash flow information
(in thousands):
  Cash paid during the year for:
    Interest                                     $  1,443           $  1,633          $  2,133
    Income taxes                                    8,552             14,909             9,174

The accompanying notes are an integral part of these consolidated financial statements.







_________________________________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT            18

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
_______________________________________________________________________________________________
(In thousands)                                     (Note 1)
                                                                                  Total
                              Common      Paid-In     Retained    Treasury    Stockholders'
                               Stock      Capital     Earnings      Stock        Equity
BALANCE, February 28, 1991    $  117      $ 46,472    $ 83,262    $ (4,640)   $125,211

Dividends on common stock
  ($.07 per share)                -            -        (1,593)         -       (1,593)
Exercise of stock options,
  40,800 shares                   -             68         -           247         315
Net income                        -            -        18,641          -       18,641

BALANCE, February 28, 1992       117        46,540     100,310      (4,393)    142,574

Dividends on common stock
  ($.08 per share)                -            -        (1,826)          -      (1,826)
Exercise of stock options
  90,600 shares                   -            594         -           609       1,203
Net income                        -            -        23,936           -      23,936
Two-for-one stock split          118          (118)         -             -         -

BALANCE, February 28, 1993       235        47,016     122,420      (3,784)    165,887

Dividends on common stock
  ($.09 per share)                -            -        (2,135)          -      (2,135)
Exercise of stock options,
  152,400 shares                  -            985         -         1,099       2,084
Proceeds from offering of
  2,300,000 shares of common
  stock, net of related
  expenses                        23        52,159         -             -      52,182
Net income                        -            -        31,293           -      31,293

BALANCE, February 28, 1994    $  258      $100,160    $151,578    $ (2,685)   $249,311

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Werner Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. (a Nebraska corporation) and Subsidiaries as of February 28, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc.
and Subsidiaries as of February 28, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1994, in conformity with generally accepted accounting principles.

As explained in Note 8 to the consolidated financial statements, the Company changed its method of accounting for recognizing operating revenues and related direct costs in the year ended February 28, 1992.

                                          ARTHUR ANDERSEN & CO.

Omaha, Nebraska
March 24, 1994.
_____________________________________________________________________________

WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT            19

WERNER ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
____________________________________________
(1) Summary Of Significant
    Accounting Policies

NATURE OF BUSINESS


Werner Enterprises, Inc. (the Company) is a truckload carrier of general commodities operating under the jurisdiction of the Interstate Commerce Commission and various state regulatory commissions. The Company maintains a diversified freight base with no one customer or industry making up a large percentage of the Company's receivables or revenues.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial
statements include the accounts of Werner
Enterprises, Inc. and its wholly-owned
subsidiaries. All significant inter-company accounts and transactions relating to these entities have been eliminated.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid
investments, purchased with a maturity of three months or less, to be cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. At the time of trade-in, the cost of new equipment is recorded at an amount equal to the monetary consideration paid plus the net book value of the traded property.

Depreciation is calculated based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method. During the year ended February 1992, the Company reduced the salvage valued on tractors to reflect changes in market conditions.
Accelerated depreciation methods are used for income tax purposes. The lives and salvage values assigned to certain assets for financial reporting purposes are different than for income tax purposes. For financial reporting purposes, assets are depreciated over the estimated useful lives of 30 years for buildings and improvements, 5 to 7 years for revenue equipment and 3 to 8 years for service equipment and other.

TIRES

Tires placed on new revenue equipment are capitalized as a part of the equipment cost.
Replacement tires are expensed when placed in service.



____________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL






REVENUE RECOGNITION

The Consolidated Statements of Income for the year ended February 1992 and all subsequent years reflect recognition of operating revenues and related direct costs when the shipment is delivered. For the year ended
February 1991 and prior years, revenues and related direct costs were recognized when freight was picked up for shipment (see Note
8).

During portions of the years ended February
1994 and February 1992, the Company
experienced temporary increases in the cost of fuel. The Company collected a temporary fuel surcharge from its customers for a majority of these cost increases.

INCOME TAXES

Effective March 1, 1993, the Company adopted
Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes."
SFAS No. 109 requires deferred income taxes to be computed using the enacted income tax rates for the years in which the taxes will be paid or refunds received. Prior to adoption of SFAS No. 109, deferred income tax accounts reflected the rates in effect when the deferrals were made. The cumulative effect of this change as of March 1, 1993, of $200,000, or $.01 per share, was not material and is reflected as a reduction of income tax expense for the year ended February 1994.

COMMON STOCK AND EARNINGS PER SHARE

On September 21, 1992, the Company issued shares for a two-for-one common stock split effected in the form of an 100% stock dividend from authorized and unissued shares to stockholders of record on September 11, 1992.
All references in the Consolidated Financial
Statements and Notes to Consolidated Financial
Statements with regard to the number of shares of common stock and the per share amounts have been adjusted to reflect the effect of the stock split. The stated par value of common stock of $.01 per share did not change.

Earnings per share have been computed based on the weighted average number of common shares outstanding. (See Note 9).

FISCAL YEARS

The Company's 1992 fiscal year ended on
February 29.  To simplify reporting,
references to the 1992 fiscal year are shown throughout this report as February 28.





____________________________________________
REPORT                                    20

WERNER ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
____________________________________________________
____________________________________________
(2) Lease Obligations
______________________________________________

Property and equipment includes the following
amounts related to capitalized lease
obligations (in thousands):
                                February
                          1994          1993
Revenue equipment      $10,005       $19,982
Less - accumulated
  depreciation           5,437         8,016
                       $ 4,568       $11,966

During the year ended February 1993, the Company entered into a three-year operating lease for communications equipment. The
Company has the option of extending the term of this lease at its expiration or purchasing the equipment at an established price.
Communications and utilities expense in the accompanying Consolidated Statements of Income includes $4,389,000 and $570,000 for lease of communications equipment during the years ended February 1994 and 1993, respectively.

At February 1994, future minimum lease
payments under these leases are as follows (in thousands):

Year Ending February   Capitalized  Operating
                         Leases       Leases
1995                   $ 4,391       $ 5,370
1996                       -           4,845
1997                       -             852

Total minimum lease
  payments               4,391       $11,067
Less - amount
  representing interest     81
Present value of
  minimum lease
  payments             $ 4,310

(3) Long-Term Debt

Long-term debt at February 1993, consisted of a $10,000,000 note payable to a bank which was repaid prior to February 1994. The note payable had an interest rate of 3.7% during the year ended February 1994.










____________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL











____________________________________________
(4) Insurance and Claims

The Company annually renews its public
liability and property damage insurance
coverage in August. Effective August 1992, the Company assumed responsibility for liability up to $500,000, plus administrative expenses, for any single occurrence involving personal injury or property damage. Effective
August 1993, the Company also assumed
responsibility for a $1,000,000 aggregate amount of liability between $500,000 and $1,000,000. Liability in excess of this amount is assumed by the insurance carriers in amounts which management considers adequate.

The Company's public liability and property damage premiums for coverage between $50,000 and $1,000,000 per claim prior to August 1992, are subject to retrospective adjustments based on actual incurred losses until all claims are settled. Management does not expect any significant adjustment will be made to the premiums paid or accrued for these policy years.

The Company has assumed responsibility for workers' compensation, maintains a $2,000,000 bond, has statutory coverage and has obtained insurance for individual claims above
$500,000.

Under these insurance arrangements, the
Company maintains $17,200,000 in letters of credit, as of February 1994.


(5)  Income Taxes

Income tax expense consists of the following
(in thousands):

                     Year Ended February
                1994         1993        1992
Current
  Federal      $ 7,983     $12,734    $ 6,772
  State          1,767       1,707      1,306
                 9,750      14,441      8,078

Deferred
  Federal        8,878        (102)     3,620
  State          1,815       1,290      1,161
               $10,693     $ 1,188    $ 4,781

Total income
  tax expense  $20,443     $15,629    $12,859


____________________________________________
REPORT                                   21

WERNER ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective income tax rate differs from the federal corporate tax rate of 35% in 1994 and 34% in 1993 and 1992, as follows (in thousands):

                   Year Ended February
                   1994      1993      1992
Tax at
 statutory rate    $18,108  $13,452   $11,068
State income taxes,
 net of federal
 tax benefits        2,328    1,978     1,628
Effect of tax rate
 change on deferred
 tax assets and
 liabilities           990      -         -
Adoption of SFAS
 No. 109              (200)     -         -
Other, net            (783)     199       163

                   $20,443  $15,629   $12,859

Deferred tax assets and liabilities, which include the effect of the March 1, 1993, adoption of SFAS No. 109, consisted of the following (in thousands):

                                February  1994
Deferred tax assets:
  Insurance and claims accruals       $14,213
  Allowance for uncollectible
    accounts                            1,008
  Other                                 3,018
                                      $18,239
Deferred tax liabilities:
  Property and equipment              $64,951
  Prepaid taxes, licenses
    and insurance                       3,002
  Other                                   286
                                      $68,239

Prior year consolidated financial statements
were not restated to reflect the adoption of
SFAS No. 109.  This table shows the principal
sources of deferred tax expense in prior years
(in thousands):
                          Year ended February
                          1993           1992
Deduction of tires
  capitalized for
  financial reporting
  purposes                $2,315       $1,636
Insurance accruals        (1,920)      (1,735)
Depreciation               3,976         (160)
Deduction of lease
  payments which are
  capital leases for
  financial reporting
  purposes                 1,896        1,236
Tax gains over book
  gains on disposition
  of fixed assets           (729)        (506)
AMT credit carryforward       -         3,379
Adjustment between current
  and deferred taxes
  related to prior years  (4,246)         693
Other cash versus
  accrual items               -          (115)
Other                       (104)         353
                          $1,188       $4,781
_____________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL

(6) Stock Option and
    Employee Benefit Plans

STOCK OPTION PLAN

The Company's Stock Option Plan (the Stock
Option Plan) is a nonqualified plan that provides for the grant of options to management employees. Options are granted at prices equal to the market value of the common stock on the date the option is granted. The options are exercisable over a period not to exceed ten years and one day from the date of grant. The maximum number of shares of common stock that may be optioned under the Stock
Option Plan is 2,000,000 shares.

During the year ended February 1994, options to purchase 356,750 and 83,000 shares of common stock were granted under the Stock
Option Plan at exercise prices of $22.50 and $24.00, respectively. At February 1994,
969,950 shares were available for granting further options and options for 745,050 shares were outstanding at prices of $6.625 to $24.00, per share, of which options for 294,200 shares were exercisable. Options granted become exercisable in installments from six to sixty-six months after the date of grant.

EMPLOYEE STOCK PURCHASE PLAN

Employees meeting certain eligibility
requirements may participate in the Company's
Employee Stock Purchase Plan (the Purchase
Plan).  Eligible participants designate the
amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan.
Company contributions for the Purchase Plan were $44,981, $30,849 and $17,558 for the years ended February 1994, 1993 and 1992, respectively. Interest accrues on Purchase
Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

401(k) RETIREMENT SAVINGS PLAN

The Company has an employees' 401(k)
Retirement Savings Plan (the 401(k) Plan).
Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee contributes to the 401(k) Plan. It is the Company's intention, but not its obligation, that the Company's total annual contribution for employees will equal 2 1/2 percent of net income (exclusive of extraordinary items).

____________________________________________
REPORT                                    22

WERNER ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
___________________________________________________________

Salaries, wages and benefits expense in the accompanying Consolidated Statements of Income included $801,493, $634,497 and $528,472 of
401(k) Plan contributions and administrative expenses for the years ended February 1994, 1993 and 1992, respectively.

____________________________________________
(7) Commitments

The Company has committed to capital
expenditures of approximately $59,000,000 (net cost, after revenue equipment trade-in allowances of approximately $27,000,000) during the year ending February 1995.

____________________________________________
(8) Change in Accounting Principle

In accordance with industry practice, the Company historically recognized operating revenues and related direct costs when freight was picked up for shipment. In January 1992, the Financial Accounting Standards Board
Emerging Issues Task Force (EITF) reached a consensus on revenue and expense recognition for freight services in process.

Based on the EITF consensus, the Company began
recognizing both revenues and direct costs
when the shipment is delivered in the year
ended February 1992.  The cumulative effect of
this accounting change on fiscal years prior
____________________________________________
to the year ended February 1992, was
$(1,054,000), net of income taxes of $688,000,
or $(.05) per share and was reflected in net income of the first quarter of the year ended
February 1992.

____________________________________________
(9) Secondary Public Stock Offering

On September 29, 1993, a special meeting of stockholders was held to vote on the Board of Directors' resolution to amend the Company's
Articles of Incorporation and increase the number of authorized shares of common stock from 25,000,000 shares to 60,000,000 shares.
The resolution was approved by the necessary affirmative vote of over two-thirds of the outstanding common stock.

During October 1993, a public offering of the Company's common stock was successfully completed. The Company sold a total of 2,300,000 shares and 1,150,000 shares were sold by Clarence L. Werner, Chairman and Chief
Executive Officer, and members of his family.
The Company used the net proceeds from the offering of $52,182,000 to repay short-term borrowings, retire long-term debt and purchase revenue equipment.

________________________________________________________________________________
(10) Quarterly Results of Operations (Unaudited)

(In thousands,
 except per share amounts)         First Quarter  Second Quarter  Third Quarter  Fourth Quarter

Year ended February 1994
Operating revenues                   $101,228       $108,759       $111,932        $110,739
Operating income                       12,025         17,032         13,852           9,870
Net income                              7,521          9,175          8,492           6,105
Earnings per share                        .33            .40            .35             .24

Year ended February 1993(a)
Operating revenues                   $ 89,695       $ 92,976       $ 94,024        $ 89,650
Operating income                       10,038         11,906         10,969           7,561
Net income                              5,952          7,084          6,486           4,414
Earnings per share                        .26            .31            .28             .19

(a) Earnings per share are after giving effect for the two-for-one stock split (see Note 1).
______________________________________________________________












WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL REPORT              23

WERNER ENTERPRISES, INC.

CORPORATE INFORMATION
_______________________________________________________
____________________________________________
Price Range of Common Stock

The Company's common stock is traded in the NASDAQ National Market System under the symbol
WERN. The following table sets forth for the fiscal quarters indicated the high and low sale prices per share of the Company's common stock in the NASDAQ National Market System from March 1, 1992, through February 28, 1994.


                            High         Low
Fiscal 1994

Quarter ended
May 31, 1993               25 1/2      18 1/2

Quarter ended
August 31, 1993            25 1/4      20 3/4

Quarter ended
November 30, 1993          29 1/2      22 7/8

Quarter ended
February 28, 1994          32          25 7/8

Fiscal 1993

Quarter ended
May 31, 1992*              18 1/8      14 7/8

Quarter ended
August 31, 1992*           18 1/8      14 1/8

Quarter ended
November 30, 1992          20          16 1/2

Quarter ended
February 28, 1993          24 1/2      18 3/4

*After giving retroactive effect for the two-for-one stock split in September 1992.


As of April 11, 1994, there were 278 holders of record of the common stock.

______________________________________________
Dividend Policy

The Company has been paying cash dividends on its common stock following each of its fiscal quarters since the quarter ended May 31, 1987.
The Company intends to continue payment of dividends on a quarterly basis and does not anticipate any restrictions on its future ability to pay such dividends.









____________________________________________
WERNER ENTERPRISES, INC. FEBRUARY 1994 ANNUAL

________________________________________
Corporate Offices

      Werner Enterprises, Inc.
      Interstate 80 & Highway 50
      P. O. Box 37308
      Omaha, Nebraska  68137
      Telephone:  (402) 895-6640

____________________________________________
Annual Meeting

The Annual Meeting will be held on Tuesday, June 21, 1994, at 10:00 a.m. in the Peter
Kiewit Conference Center, 1313 Farnam Street,
Omaha, Nebraska.

_____________________________________________
Stock Listing

The Company's common stock is traded in the NASDAQ National Market System under the symbol
WERN.

_____________________________________________
Independent Public Accountants

     Arthur Andersen & Co.
     1700 Farnam Street
     Omaha, Nebraska  68102

____________________________________________
Stock Transfer Agent and Registrar

     Mellon Bank N.A.
     111 Founders Plaza
     11th Floor
     East Hartford, CT  06108


____________________________________________
Form 10-K

A copy of the Company's Annual Report on Form
10-K filed with the Securities and Exchange
Commission may be obtained by calling or writing the Investor Relations Department,
P.O. Box 37308, Omaha, Nebraska  68137, (402)
895-6640.


















____________________________________________
REPORT                                     24