Form 10-K, Exhibit 13
WERNER ENTERPRISES INC
filed 1995-03-27
CIK 793074

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share amounts)

                            1994       1993       1992       1991       1990
Operating revenues        $516,006   $418,308   $361,791   $318,478   $300,509

Income before cumulative
  effect of change in
  accounting principle      36,662     29,964     24,138     18,990     18,076

Net income                  36,662     29,964     23,084     18,990     18,076

Earnings per share*           1.45       1.28       1.06        .83        .78

Cash dividends
  declared per share           .10        .09        .08        .07        .06

Return on average
  stockholders' equity*      14.1%      15.9%      15.9%      14.4%      15.4%

Book value per share*        10.97       9.68       7.12       6.17       5.40

Total assets               453,637    373,375    288,664    250,613    245,546

Long-term obligations       30,000       -         7,009     11,592     34,238

Stockholders' equity       276,414    245,004    162,872    140,481    122,931

*After giving retroactive effect for the September 1992, two-for-one stock split (all years presented) and before the cumulative effect of a change in accounting principle in 1992.

WERNER ENTERPRISES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table sets forth the percentage relationship of income and expense items to operating revenues for the years indicated.

                                        1994         1993         1992
Operating revenues                     100.0%       100.0%       100.0%

Operating expenses
   Salaries, wages and benefits         35.6         35.8         39.0
   Fuel                                  8.2          9.8         10.9
   Supplies and maintenance              8.8          8.9          8.7
   Taxes and licenses                    8.7          8.8          9.6
   Insurance and claims                  3.3          3.8          4.2
   Depreciation                         10.4         10.6         10.9
   Rent and purchased transportation    12.1          8.6          4.1
   Communications and utilities          1.8          1.9          1.3
   Other                                 (.6)         (.4)          -
      Total operating expenses          88.3         87.8         88.7

Operating income                        11.7         12.2         11.3
Net interest expense and other            .1           .3           .2
Income before income taxes              11.6         11.9         11.1
Income taxes                             4.5          4.7          4.4
Income before cumulative effect of
  change in accounting principle         7.1          7.2          6.7
Cumulative effect on prior years of
  change in accounting principle          -             -           .3
Net income                               7.1%         7.2%         6.4%

The following table sets forth certain industry data regarding the freight revenues and operations of the Company.
                                             1994     1993     1992     1991     1990
Operating ratio                             88.3%    87.8%    88.7%    89.7%    88.8%
Average revenues per tractor per week (1)  $2,563   $2,507   $2,533   $2,430   $2,381
Average annual miles per                  120,312  122,304  124,992  121,728  121,824
Average miles per trip                        835      881      959    1,032    1,046
Average revenues per mile (1)              $1.108   $1.066   $1.054   $1.038   $1.017
Total tractors operated (at year end)
   Company owned                            3,473    3,085    2,678    2,488    2,450
   Owner-operator owned                       527      442      222       78       11
     Total tractors                         4,000    3,527    2,900    2,566    2,461

Total trailers operated (at year end)      10,300    8,420    6,573    5,549    5,124

(1) Net of fuel surcharge revenues.

WERNER ENTERPRISES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1994 COMPARED TO 1993
    Operating revenues grew 23% due to a 19% increase in the average number of tractors in service and revenue per mile increases averaging approximately 4%, net of a 2% decrease in average annual miles per tractor. Continued expansion into regional short-haul and dedicated markets caused a 5% decrease in the average miles per trip, while the total number of shipments increased 25%. The operating ratio (operating expenses expressed as a percentage of operating revenues) increased from 87.8% to 88.3%, as described below.
    Owner-operator tractors represented a larger percentage of total tractors during 1994 than during 1993, which caused a shift in expenses as a percentage of operating revenues from the salaries, wages and benefits; fuel; supplies and maintenance; taxes and licenses; and depreciation categories (owner-operators are independent contractors and are responsible for these costs under their contracts with the Company; conversely, the Company incurs such costs when a Company driver is driving a Company-owned tractor) to the rent and purchased transportation category.
    Salaries, wages and benefits costs decreased as a percentage of operating revenues due primarily to the increase in owner-operators, partially offset by a 2 cent per mile driver pay increase effective May 1, 1994, retention of more experienced, higher paid drivers, and other driver pay increases. These driver pay increases have continued to help the Company attract and retain qualified drivers.
    Fuel costs decreased as a percentage of operating revenues due primarily to the increase in owner-operators who purchase their own fuel, as well as improved fuel efficiency and slightly lower average fuel prices during the year. Supplies and maintenance decreased slightly as a percentage of operating revenues, as the effect of the increase in owner-operators was substantially offset by increased driver advertising, tolls, and third-party loading and unloading costs. Taxes and licenses decreased slightly as a percentage of operating revenues due primarily to the increase in owner-operators, partially offset by the effect of the Federal diesel fuel tax increase of 4.3 cents per gallon effective October 1, 1993.
    Insurance and claims expense decreased from 3.8% to 3.3% of operating revenues due principally to continued improvement in claims handling and experience. Depreciation decreased as a percentage of operating revenues due primarily to the increase in owner-operators, partially offset by an increase in the trailer to tractor ratio. Trailer additions were made primarily to improve service for customers and maintain tractor productivity.
    Communications and utilities decreased slightly as a percentage of operating revenues. A shift will occur in expenses of future periods from the communications and utilities category to the depreciation category due to the November 1994 purchase of satellite tracking equipment which had previously been leased.
    Other operating expenses decreased to (.6%) of operating revenues due to an increase in gains recognized on the sale of revenue equipment, primarily tractors.
    The Company's effective income tax rate (income tax expense divided by income before income taxes) decreased from 39.7% in 1993 to 38.9% in 1994, as described in Note 5 of the Notes to Consolidated Financial Statements.

1993 COMPARED TO 1992
    Operating revenues increased 16% due to a 17% increase in the average number of tractors in service and revenue per mile increases averaging 1%, net of a 2% decrease in average annual miles per tractor. Due to continued expansion into regional short-haul and dedicated markets, the average miles per trip decreased by 8%, while the number of shipments increased 24%. The operating ratio decreased from 88.7% to 87.8%, as described below.
    The increase in the number of owner-operators caused a shift in expenses as a percentage of operating revenues from the salaries, wages and benefits; fuel; supplies and maintenance; taxes and licenses; and depreciation categories to the rent and purchased transportation expense category.

WERNER ENTERPRISES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    Salaries, wages and benefits increased due primarily to the retention of more experienced, higher-paid drivers; changes in driver pay policies; and increases in health insurance benefits. These increases were offset by favorable workers' compensation claims experience and the shift in costs from salaries, wages and benefits to rent and purchased transportation due to the increase in the percentage of owner-operator tractors.
    Fuel decreased as a percentage of operating revenues due primarily to an improvement in the Company's fuel efficiency and the increase in owner-operators who purchase their own fuel, partially offset by a 2% increase in average fuel prices for the year. Supplies and maintenance increased partially due to the Company's conversion, in September 1993, from less expensive recapped tires to new or newer tires for its trailer fleet to reduce the number and cost of trailer tire failures, offset in part by the increase in owner-operator tractors. Taxes and licenses increased due to the Federal diesel fuel tax increase of 4.3 cents per gallon which became effective October 1, 1993, offset by the increase in owner-operators.
    Insurance and claims decreased from 4.2% to 3.8% of operating revenues due principally to continued improvement in claims handling and experience. Depreciation decreased as a percentage of operating revenues due primarily to the increase in owner-operator tractors. This decrease was offset partially by the increase in the ratio of trailers to tractors. Trailers were added to provide convenience for customers and to maintain tractor productivity, since the decrease in the average length of haul caused more shipments to occur in the same amount of miles.
    Communications and utilities increased due to the installation of leased satellite communications devices on the Company's entire fleet. Installation of the devices began in October 1992, and was substantially completed by May 1993.
    Other operating expenses decreased to (.4%) of operating revenues due to an increase in gains recognized on the sale of revenue equipment, primarily tractors.
    The Company's effective income tax rate increased slightly to 39.7%. Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The effect of adoption of this standard on the Company's results of operations was not material. (See Notes 1 and 5 of the Notes to Consolidated Financial Statements for a further discussion of the income tax accounting standard.)
    (See Notes 1 and 8 of the Notes to Consolidated Financial Statements for a discussion of the change in accounting principle in 1992, related to the accounting method for recognizing operating revenues and related direct costs.)

LIQUIDITY AND CAPITAL RESOURCES
    Historically, the Company has relied primarily on cash generated from operations to fund working capital requirements.
     The growth of the Company's business has required significant investment in new revenue equipment. Net capital expenditures in 1994, 1993 and 1992, were $117,419,000, $109,131,000 and $74,674,000, respectively.
The 1994 capital expenditures were financed primarily with cash generated from operations and, to a lesser extent, borrowings. The 1993 capital expenditures were financed with cash generated from operations and a portion of the net proceeds from the Company's October 1993 public stock offering. The 1992 capital expenditures were financed principally with cash generated from operations. The Company has committed to approximately $51,000,000 of capital expenditures (after trade-in allowances) which is a portion of its estimated 1995 capital expenditures. The Company expects to fund these expenditures primarily with cash generated from operations.
    From time to time, the Company has and may continue to repurchase shares of its common stock. The timing and amount of such purchases depends on market and other factors.
    The Company's financial position is strong at December 1994. The current ratio is 1.54. The Company has $30.0 million of long-term debt and $276.4 million in stockholders' equity.
    Based on the Company's strong financial position, management foresees no barriers to obtaining sufficient financing, if necessary, to continue with its growth plans.

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)
                                                  1994       1993       1992
Operating revenues (Notes 1 and 8)            $516,006   $418,308   $361,791

Operating expenses (Note 8):
   Salaries, wages and benefits                183,851    149,901    140,953
   Fuel                                         42,017     40,936     39,535
   Supplies and maintenance                     45,593     37,223     31,553
   Taxes and licenses                           44,729     36,972     34,701
   Insurance and claims                         17,208     15,876     15,238
   Depreciation                                 53,722     44,153     39,340
   Rent and purchased transportation            62,522     35,984     15,012
   Communications and utilities                  9,338      7,926      4,605
   Other                                        (3,211)    (1,586)        89
      Total operating expenses                 455,769    367,385    321,026

Operating income                                60,237     50,923     40,765

Other expense (income):
   Interest expense                                743      1,540      1,284
   Interest income                                (649)      (469)      (642)
   Other                                           161        137        224
      Total other expense                          255      1,208        866

Income before income taxes and cumulative
  effect of change in accounting principle      59,982     49,715     39,899
Income taxes (Notes 1 and 5)                    23,320     19,751     15,761

Income before cumulative effect of change
  in accounting principle                       36,662     29,964     24,138

Cumulative effect on prior years of
  change in accounting principle                   -          -        1,054

Net income                                    $ 36,662   $ 29,964   $ 23,084

Average common shares outstanding (Note 1)      25,303     23,427     22,811

Earnings per share (Note 1):
  Income before cumulative effect of
    change in accounting principle               $1.45      $1.28      $1.06
  Cumulative effect on prior years of
    change in accounting principle                  -          -        (.05)

  Net income                                     $1.45      $1.28      $1.01

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)                                                    December 31
                                                              1994          1993
ASSETS
Current assets:
   Cash and cash equivalents (Note 1)                    $  11,660      $  9,815
   Accounts receivable, less allowance of
     $2,791 and $2,552, respectively                        52,522        45,303
   Prepaid taxes, licenses, and permits                      7,826         6,044
   Current deferred income taxes (Notes 1 and 5)             5,000         5,200
   Other                                                    11,168         9,291
      Total current assets                                  88,176        75,653

Property and equipment, at cost (Notes 1 and 2)
   Land                                                     12,276        10,925
   Buildings and improvements                               23,885        19,607
   Revenue equipment                                       401,481       336,036
   Service equipment and other                              41,647        24,504
      Total property and equipment                         479,289       391,072
      Less - accumulated depreciation                      113,828        93,350
      Property and equipment, net                          365,461       297,722
                                                          $453,637      $373,375

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                        $ 18,564      $ 12,748
  Current maturities of capitalized
    lease obligations (Note 2)                                 -           4,552
  Insurance and claims accruals (Note 4)                    15,642        14,573
  Accrued payroll                                            9,888         7,790
  Income taxes payable                                       5,659         4,801
  Driver escrow                                              2,958         2,591
  Other                                                      4,576         4,026
    Total current liabilities                               57,287        51,081

Long-term debt and capitalized lease obligations,
  net of current maturities (Notes 2 and 3)                 30,000           -                        -
Deferred income taxes (Notes 1 and 5)                       65,500        53,900
Insurance and claims accruals (Note 4)                      21,300        20,300
Other long-term liabilities                                  3,136         3,090
Commitments and contingencies (Note 7)

Stockholders' equity (Notes 1 and 6):
   Common stock, $.01 par value, 60,000,000 shares
     authorized; 25,771,200 shares issued; 25,206,816
     and 25,322,716 shares outstanding, respectively           258           258
   Paid-in capital                                         100,171       100,044
   Retained earnings                                       181,599       147,466
   Less - treasury stock, at cost                           (5,614)       (2,764)
      Total stockholders' equity                           276,414       245,004
                                                          $453,637      $373,375

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
                                                        1994        1993        1992
Cash flows from operating activities:
   Net income                                       $ 36,662    $ 29,964    $ 23,084
   Adjustments to reconcile net income to
     net cash provided by operating activities:
        Depreciation                                  53,722      44,153      39,340
        Deferred income taxes                         11,800       8,978       1,800
        Gain on disposal of operating equipment       (4,042)     (2,667)       (300)
        Tax benefit from exercise of stock options       107       1,080         326
        Other long-term liabilities                    1,046       1,004       7,635
        Cumulative effect of change in
           accounting principle                          -           -         1,054
        Changes in certain working capital items:
           Accounts receivable, net                   (7,219)     (8,089)     (5,567)
           Prepaid expenses and other current assets  (3,659)        336       4,908
           Accounts payable                            5,816      (2,058)      6,354
           Accrued payroll                             2,098       2,349       1,660
           Other current liabilities                   2,974      (2,573)      2,798
        Net cash provided by operating activities     99,305      72,477      73,276

Cash flows from investing activities:
   Additions to property and equipment              (145,369)   (125,998)    (78,280)
   Retirements of property and equipment              27,950      16,867       3,606
        Net cash used in investing activities       (117,419)   (109,131)    (74,674)

Cash flows from financing activities:
   Short-term borrowings                                -         20,000         -
   Repayments of short-term borrowings                  -        (20,000)        -
   Proceeds from issuance of debt                     30,000         -        10,000
   Repayments of long-term debt and
      capitalized lease obligations                   (4,552)     (7,036)    (14,896)
   Proceeds from issuance of common stock,
      net of related expenses                           -         52,182         -
   Dividends on common stock                          (2,659)     (1,832)     (1,824)
   Repurchases of common stock                        (2,939)        -           -
   Stock options exercised                               109       1,040         807
      Net cash provided by (used in)
        financing activities                          19,959      44,354      (5,913)

Net increase (decrease) in cash and
  cash equivalents                                     1,845       7,700      (7,311)
Cash and cash equivalents, beginning of year           9,815       2,115       9,426
Cash and cash equivalents, end of year              $ 11,660    $  9,815    $  2,115

Supplemental disclosures of cash flow information:
   Cash paid during year for:
      Interest                                      $    640    $  1,634    $  1,701
      Income taxes                                    10,508       8,591      13,894

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)             (Note 1)

                                                                            Total
                               Common    Paid-In    Retained   Treasury  Stockholders'
                                Stock    Capital    Earnings     Stock      Equity
BALANCE, December 31, 1991     $  117   $ 46,507    $ 98,378   $ (4,521)   $140,481

Dividends on common stock
  ($.08 per share)                 -        -         (1,826)       -        (1,826)
Exercise of stock options,
  105,300 shares                   -         441         -          692       1,133
Net income                         -        -         23,084        -        23,084
Two-for-one stock split
(Note 1)                          118       (118)        -          -           -

BALANCE, December 31, 1992        235     46,830     119,636     (3,829)    162,872

Dividends on common stock
  ($.09 per share)                 -        -         (2,134)       -        (2,134)
Exercise of stock options,
  147,300 shares                   -       1,055         -        1,065       2,120
Proceeds from offering of
  2,300,000 shares of common
  stock, net of related expenses   23     52,159         -          -        52,182
Net income                         -        -         29,964        -        29,964

BALANCE, December 31, 1993        258    100,044     147,466     (2,764)    245,004

Purchases of 128,600 shares
  of common stock                  -        -            -       (2,939)     (2,939)
Dividends on common stock
  ($.10 per share)                 -        -         (2,529)       -        (2,529)
Exercise of stock options,
  12,700 shares                    -         127         -           89         216
Net income                         -        -         36,662        -        36,662

BALANCE, December 31, 1994     $  258   $100,171    $181,599   $ (5,614)   $276,414

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Werner Enterprises, Inc.:

    We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. (a Nebraska corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
    As explained in Note 8 to the consolidated financial statements, the Company changed its method of accounting for recognizing operating revenues and related direct costs in 1992.

                                 ARTHUR ANDERSEN LLP
Omaha, Nebraska
 January 26, 1995.

WERNER ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
    Werner Enterprises, Inc. (the Company) is a transportation company operating under the jurisdiction of the Interstate Commerce Commission and various state regulatory commissions. The Company maintains a diversified freight base with no one customer or industry making up a significant percentage of the Company's receivables or revenues.

PRINCIPLES OF CONSOLIDATION
    The accompanying consolidated financial statements include the accounts of Werner Enterprises, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

CHANGE IN FISCAL YEAR-END
    On December 20, 1994, the Board of Directors approved amending the Company's bylaws and changing the Company's fiscal year-end from February 28 to December 31. All periods presented in the accompanying consolidated financial statements have been reported as of and for the years ended December 31.

CASH AND CASH EQUIVALENTS
    The Company considers all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION
    Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. At the time of trade-in, the cost of new equipment is recorded at an amount equal to the lower of the monetary consideration paid plus the net book value of the traded property or the fair value of the new equipment.
    Depreciation is calculated based on the cost of the asset, reduced by its estimated salvage value, using the straight line method. Accelerated depreciation methods are used for income tax purposes. The lives and salvage values assigned to certain assets for financial reporting purposes are different than for income tax purposes. For financial reporting purposes, assets are depreciated over the estimated useful lives of 30 years for buildings and improvements, 5 to 7 years for revenue equipment and 3 to 8 years for service equipment and other.

TIRES
    Tires placed on new revenue equipment are capitalized as a part of the equipment cost. Replacement tires are expensed when placed in service.

REVENUE RECOGNITION
    The Consolidated Statements of Income for 1992 and all subsequent years reflect recognition of operating revenues and related direct costs when the shipment is delivered. For 1991 and prior years, revenues and related direct costs were recognized when freight was picked up for shipment (see
Note 8).

INCOME TAXES
    Effective March 1, 1993, (the first day of the Company's previous fiscal year) the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred income taxes to be computed using the enacted income tax rates for the years in which the taxes will be paid or refunds received. Prior to adoption of SFAS No. 109, deferred income tax accounts reflected the rates in effect when the deferrals originated. The cumulative effect of this change as of March 1, 1993, of $200,000, or $.01 per share, was not material and is reflected as a reduction of 1993 income tax expense.

COMMON STOCK AND EARNINGS PER SHARE
   On September 21, 1992, the Company issued shares for a two-for-one common stock split effected in the form of a 100% stock dividend from authorized and unissued shares to stockholders of record on September 11, 1992. All references in the Consolidated Financial Statements and Notes to Consolidated Financial

WERNER ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements with regard to the number of shares of common stock and the per share amounts have been adjusted to reflect the effect of the stock split. The stated par value of common stock of $.01 per share did not change.
    On September 29, 1993, a special meeting of stockholders was held to vote on the Board of Directors' resolution to amend the Company's Articles of Incorporation and increase the number of authorized shares of common stock from 25,000,000 shares to 60,000,000 shares. The resolution was approved by the necessary affirmative vote of over two-thirds of the outstanding common stock.
    During October 1993, a public offering of the Company's common stock was successfully completed. The Company sold a total of 2,300,000 shares and 1,150,000 shares were sold by Clarence L. Werner, Chairman and Chief Executive Officer, and members of his family. The Company used the net proceeds from the offering of $52,182,000 to repay short-term borrowings, retire long-term debt and purchase revenue equipment.
    Earnings per share have been computed based on the weighted average number of common shares outstanding.

(2)LEASE OBLIGATIONS
    At December 31, 1993, property and equipment included the following amounts related to capitalized lease obligations (in thousands):

Revenue equipment                          $10,005
Less - accumulated depreciation              5,187
                                           $ 4,818

    The capitalized lease obligations matured during 1994.
    In September 1992, the Company entered into a three-year operating lease for communications equipment. In November 1994, the Company purchased this equipment and terminated the lease agreement. Communications and utilities expense in the accompanying Consolidated Statements of Income includes $4,247,000, $3,923,000 and $185,000 for lease of communications equipment during 1994, 1993 and 1992, respectively.

(3)LONG-TERM DEBT
    The Company had short-term borrowings of $30,000,000 at December 31, 1994. These borrowings bore variable interest based on the London Interbank Offered Rate (LIBOR) and had an interest rate of 6.56% at December 31, 1994. In January 1995, the short-term borrowings were refinanced with a $30,000,000 long-term credit facility. The new credit facility bears variable interest based on LIBOR or the overnight federal funds rate and matures in January 1997. The new facility requires, among other things, that the Company not exceed a maximum ratio of indebtedness to total capitalization. The carrying amount of the long-term debt approximates fair value due to its variable interest rate.

(4)INSURANCE AND CLAIMS
    The Company annually reviews its public liability and property damage insurance coverage in August. Effective August 1992, the Company assumed responsibility for liability up to $500,000, plus administrative expenses, for any single occurrence involving personal injury or property damage. Effective August 1993, the Company has also assumed responsibility for a $1,000,000 annual aggregate amount of liability for claims between $500,000 and $1,000,000. Liability in excess of this amount is assumed by the insurance carriers in amounts which management considers adequate.
    The Company's public liability and property damage premiums for coverage between $50,000 and $1,000,000 per claim prior to August 1992 are subject to retrospective adjustments based on actual incurred losses until all claims are settled. Management does not expect any significant adjustment will be made to the premiums paid or accrued for these policy years.
    The Company has assumed responsibility for workers' compensation, maintains a $6,000,000 bond, has statutory coverage and has obtained insurance for individual claims above $500,000.
    Under these insurance arrangements, the Company maintains $10,300,000 in letters of credit, as of December 31, 1994.

WERNER ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)INCOME TAXES
   Income tax expense consists of the following (in thousands):

                          1994       1993       1992

Current
  Federal              $ 9,364    $ 8,389    $12,209
  State                  2,156      2,384      1,752
                        11,520     10,773     13,961

Deferred

  Federal                9,804      7,920        529
  State                  1,996      1,058      1,271
                        11,800      8,978      1,800
Total income
  tax expense          $23,320    $19,751    $15,761

    The effective income tax rate differs from the federal corporate tax rate of 35% in 1994 and 1993 and 34% in 1992, as follows (in thousands):

                          1994       1993       1992

Tax at statutory
  rate                 $20,994    $17,400    $13,566
State income taxes,
  net of federal
  tax benefits           2,699      2,237      1,995
Effect of tax rate
  change on deferred
  tax assets and
  liabilities              -          990        -
Adoption of SFAS
  No. 109                  -         (200)       -
Other, net                (373)      (676)       200

                       $23,320    $19,751    $15,761

    At December 31, deferred tax assets and liabilities consisted of the following (in thousands):

                                     1994       1993

Deferred tax assets:
  Insurance and claims
    accruals                      $14,757    $14,063
  Allowance for
    uncollectible accounts          1,116      1,018
  Other                             3,236      2,939

                                  $19,109    $18,020

Deferred tax liabilities:
  Property and equipment          $75,404    $63,204
  Prepaid taxes, licenses           3,767      3,180
    and insurance
  Other                               438        336

                                  $79,609    $66,720

    Consolidated financial statements for 1992 were not restated to reflect the adoption of SFAS No. 109. This table shows the principal sources of deferred tax expense in 1992 (in thousands):

                                                1992
Deduction of tires capitalized for
  financial reporting purposes                $2,202
Insurance accruals                            (1,889)
Depreciation                                   3,286
Deduction of lease payments
  which are capital leases for
  financial reporting purposes                 1,786
Tax gains over book gains on
  disposition of fixed assets                   (692)
AMT credit carryforward                          563
Adjustment between current
  and deferred taxes related
  to prior years                              (3,422)
Other                                            (34)

                                              $1,800

(6)STOCK OPTION AND EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN
     The Company's Stock Option Plan (the Stock Option Plan) is a nonqualified plan that provides for the grant of options to management employees. Options are granted at prices equal to the market value of the common stock on the date the option is granted. The options are exercisable over a period not to exceed ten years and one day from the date of grant. The maximum number of shares of common stock that may be optioned under the Stock Option Plan is 2,000,000 shares.
    At December 31, 1994, 980,200 shares were available for granting further options and options for 733,400 shares were outstanding at prices of $6.625 to $24.00 per share, of which options for 302,800 shares were exercisable. Options granted become exercisable in installments from six to sixty-six months after the date of grant.

WERNER ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN
    Employees meeting certain eligibility requirements may participate in the Company's Employee Stock Purchase Plan (the Purchase Plan). Eligible participants designate the amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan. Company contributions for the Purchase Plan were $58,072, $42,634 and $25,989 for 1994, 1993 and 1992, respectively. Interest accrues on Purchase Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

401(k) RETIREMENT SAVINGS PLAN
    The Company has an Employees' 401(k) Retirement Savings Plan (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee contributes to the 401(k) Plan. It is the Company's intention, but not its obligation, that the Company's total annual contribution for employees will equal 2 1/2 percent of net income (exclusive of extraordinary items). Salaries, wages and benefits expense in the accompanying Consolidated Statements of Income includes 401(k) Plan contributions and administrative expenses of $950,740, $778,344 and $635,184 for 1994, 1993 and 1992, respectively.

(7)COMMITMENTS AND CONTINGENCIES
    The Company has committed to approximately $51,000,000 of capital expenditures (net cost, after revenue equipment trade-in allowances of approximately $31,000,000) which is a portion of its estimated 1995 capital expenditures.
    The Company is involved in certain claims and pending litigation arising in the normal course of business. Management believes the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(8)CHANGE IN ACCOUNTING PRINCIPLE
     In accordance with industry practice, the Company historically recognized operating revenues and related direct costs when freight was picked up for shipment. In January 1992, the Financial Accounting Standards Board Emerging Issues Task Force (EITF) reached a consensus on revenue and expense recognition for freight services in process.
    Based on the EITF consensus, in 1992 the Company began recognizing both revenues and direct costs when the shipment is delivered. The cumulative effect of this accounting change on fiscal years prior to 1992 was $(1,054,000), net of income taxes of $688,000, or $(.05) per share.

(9)QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(IN THOUSANDS, EXCEPT
    PER SHARE AMOUNTS)  FIRST QUARTER  SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER
1994:
Operating revenues           $115,993        $129,623        $134,614        $135,776
Operating income               11,666          15,436          17,076          16,059
Net income                      7,178           9,384          10,387           9,713
Earnings per share                .28             .37             .41             .38

1993:
Operating revenues           $ 94,703        $102,515        $108,944        $112,146
Operating income                9,298          13,058          16,066          12,501
Net income                      5,437           8,277           8,518           7,732
Earnings per share                .24             .36             .37             .31

WERNER ENTERPRISES, INC.
CORPORATE INFORMATION

PRICE RANGE OF COMMON STOCK
    The Company's common stock is traded in the NASDAQ National Market System under the symbol WERN. The following table sets forth for the quarters indicated the high and low sale prices per share of the Company's common stock in the NASDAQ National Market System from January 1, 1993, through December 31, 1994.

                                 High        Low

1994
Quarter ended March 31          33 3/4      27 1/2
Quarter ended June 30           30 3/4      24 1/2
Quarter ended September 30      28 1/4      22 3/4
Quarter ended December 31       26 1/4      21 1/4

1993
Quarter ended March 31          25 1/2      18 3/4
Quarter ended June 30           23 3/4      18 1/2
Quarter ended September 30      25 1/2      20 3/4
Quarter ended December 31       30 1/2      23 1/2

    As of January 30, 1995, the Company's common stock was held by approximately 4,000 stockholders of record or through nominee or street name accounts with brokers.

DIVIDEND POLICY
    The Company has been paying cash dividends on its common stock following each of its quarters since the quarter ended May 31, 1987. The Company intends to continue payment of dividends on a quarterly basis and does not anticipate any restrictions on its future ability to pay such dividends.

CORPORATE OFFICES
     Werner Enterprises, Inc.
     Interstate 80 & Highway 50
     P.O. Box 37308
     Omaha, Nebraska 68137
     Telephone:  (402) 895-6640

ANNUAL MEETING
    The Annual Meeting will be held on Tuesday, May 2, 1995, at 10:00 a.m. in the Peter Kiewit Conference Center, 1313 Farnam Street, Omaha, Nebraska.

STOCK LISTING
    The Company's common stock is traded in the NASDAQ National Market System under the symbol WERN.

INDEPENDENT PUBLIC ACCOUNTANTS
     Arthur Andersen LLP
     1700 Farnam Street
     Omaha, Nebraska 68102

STOCK TRANSFER AGENT AND REGISTRAR
     Mellon Securities Trust Company
     c/o Mellon Securities Transfer Services
     85 Challenger Road Overpeck Centre
     Ridgefield Park, NJ 07660

FORM 10-K
    A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by calling or writing the Investor Relations Department, P.O. Box 37308, Omaha, Nebraska 68137,
(402) 895-6640.