Form 10-K405, Exhibit 13
period 1995-12-31
WERNER ENTERPRISES INC
filed 1996-03-28
CIK 793074


Financial Highlights

(Dollars in thousands, except per share amounts)

                             1995       1994       1993       1992       1991

Operating revenues         $576,022   $516,006   $418,308   $361,791   $318,478

Income before cumulative
  effect of change in
  accounting principle       36,380     36,662     29,964     24,138     18,990

Net income                   36,380     36,662     29,964     23,084     18,990

Earnings per share*            1.45       1.45       1.28       1.06        .83

Cash dividends
  declared per share            .12        .10        .09        .08        .07

Return on average
   stockholders' equity*      12.5%      14.1%      15.9%      15.9%      14.4%

Operating ratio               89.4%      88.3%      87.8%      88.7%      89.7%

Book value per share*         12.27      10.97       9.68       7.12       6.17

Total assets                507,679    453,637    373,375    288,664    250,613

Long-term obligations        40,000     30,000       -         7,009     11,592

Stockholders' equity        309,052    276,414    245,004    162,872    140,481


*After giving retroactive effect for the September 1992, two-for-one stock split (all years presented) and before the cumulative effect of a change in accounting principle in 1992.

WERNER ENTERPRISES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


THE FOLLOWING TABLE SETS FORTH THE PERCENTAGE RELATIONSHIP
OF INCOME AND EXPENSE ITEMS TO OPERATING REVENUES FOR THE
YEARS INDICATED.

                                         1995           1994           1993
Operating revenues                      100.0%         100.0%         100.0%

Operating expenses
   Salaries, wages and benefits          36.2           35.6           35.8
   Fuel                                   8.2            8.2            9.8
   Supplies and maintenance               8.8            8.8            8.9
   Taxes and licenses                     8.6            8.7            8.8
   Insurance and claims                   3.5            3.3            3.8
   Depreciation                          10.6           10.4           10.6
   Rent and purchased transportation     13.1           12.1            8.6
   Communications and utilities           1.4            1.8            1.9
   Other                                 (1.0)           (.6)           (.4)
      Total operating expenses           89.4           88.3           87.8

Operating income                         10.6           11.7           12.2
Net interest expense and other             .2             .1.3
Income before income taxes               10.4           11.6           11.9
Income taxes                              4.1            4.5            4.7

Net income                                6.3%           7.1%           7.2%


THE FOLLOWING TABLE SETS FORTH CERTAIN INDUSTRY DATA
REGARDING THE FREIGHT REVENUES AND OPERATIONS OF THE
COMPANY.
                                             1995     1994     1993     1992     1991
Operating ratio                              89.4%    88.3%    87.8%    88.7%    89.7%
Average revenues per tractor per week (1)  $2,606   $2,563   $2,507   $2,533   $2,430
Average annual miles per tractor          121,728  120,312  122,304  124,992  121,728
Average miles per trip                        785      835      881      959    1,032
Average revenues per mile (1)              $1.113   $1.108   $1.066   $1.054   $1.038
Total tractors operated (at year end)
      Company owned                         3,674    3,473    3,085    2,678    2,488
      Owner-operator owned                    676      527      442      222       78
         Total tractors                     4,350    4,000    3,527    2,900    2,566

Total trailers operated (at year end)      11,060   10,300    8,420    6,573    5,549

(1) Net of fuel surcharge revenues.

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1995 Compared to 1994

   Operating revenues increased 12% due primarily to a 10% increase in the average number of tractors in service and
increased    revenue   from   intermodal    and    logistics
transportation   services.   Average   miles   per   tractor
increased 1%, mostly due to increased empty miles resulting from softer freight demand. Year over year growth in the Company's regional short-haul and dedicated fleet divisions contributed to a 6% decrease in the average miles per trip, and a 17% increase in the total number of shipments, although growth in the regional division was scaled back later in 1995 as freight demand softened. The Company's
operating   ratio  (operating  expenses   expressed   as   a
percentage of operating revenues) increased from 88.3% to 89.4%, as described below.
   Salaries, wages and benefits increased as a percentage of operating revenues primarily due to a 2 cent per mile (or about 9%) driver pay increase effective May 1, 1994; the retention of more experienced, higher paid drivers; and
increased  employee health benefit costs.   These  increases
were   partially  offset  by  reductions  in  the  estimated
liability  for accrued driver payroll of approximately  $2.9 million during 1995.
   Fuel costs were comparable to 1994, as slightly higher average fuel prices were offset by improved fuel efficiency. Supplies and maintenance costs were also comparable as a
percentage   of   operating  revenues,  as  reduced   driver
advertising and tire expenses were offset by increased third-party loading and unloading costs. Taxes and licenses were slightly lower as a percentage of operating revenues, due
primarily   to   the  effect  of  increased  revenues   from
intermodal and logistics transportation services.
   Insurance and claims expense increased slightly from 3.3% to 3.5% of revenues due principally to accident claims experience in 1995. Depreciation increased from 10.4% to 10.6% of revenues due primarily to the November 1994
purchase   of   satellite  tracking  equipment   which   had
previously been leased, and a higher average trailer to tractor ratio during 1995, partially offset by the effect of a change in the estimated salvage value for certain trailers (See "Property, Equipment and Depreciation" in Note 1 of the Notes to Consolidated Financial Statements).
   Rent and purchased transportation increased by 1.0% of revenues due mainly to an increase in the use of intermodal and logistics services. The average percentage of owner-operator tractors to total tractors was comparable to the
prior   year,   and  therefore  did  not  cause  significant
fluctuations between years in this expense category (see further discussion of owner-operators in the 1994 comparison to 1993 described below).
   Communications and utilities decreased from 1.8% to 1.4% of revenues, essentially due to the purchase of previously
leased   satellite  tracking  equipment.   Other   operating
expenses decreased to (1.0%) of revenues due to increased gains recognized on the sale of revenue equipment to third parties.
   Interest expense increased from .2% to .4% of revenues, due to an increase in the average outstanding amount of long-term borrowings. The Company's effective income tax rate (income tax expense as a percentage of income before income taxes) was 39.0% for 1995, compared with 38.9% for 1994, as described in Note 5 of the Notes to Consolidated Financial Statements.

1994 Compared to 1993

   Operating revenues grew 23% due to a 19% increase in the average number of tractors in service and revenue per mile increases averaging approximately 4%, net of a 2% decrease in average annual miles per tractor. Continued expansion into regional short-haul and dedicated markets caused a 5% decrease in the average miles per trip, while the total number of shipments increased 25%. The operating ratio increased from 87.8% to 88.3%, as described below.
  Owner-operator tractors represented a larger percentage of total tractors during 1994 than during 1993, which caused a shift in expenses as a percentage of operating revenues from the salaries, wages and benefits; fuel; supplies and maintenance; taxes and licenses; and depreciation categories (owner-operators are independent contractors and are responsible for these costs

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

under their contracts  with  the
Company; conversely, the Company incurs such costs when a Company driver is driving a Company-owned tractor) to the rent and purchased transportation category.
   Salaries, wages and benefits decreased as a percentage of operating revenues due primarily to the increase in owner-operators, partially offset by the 2 cent per mile (or about 9%) driver pay increase effective May 1, 1994, retention of more experienced, higher paid drivers, and other driver pay increases. These driver pay increases have continued to help the Company attract and retain qualified drivers.
  Fuel costs decreased as a percentage of operating revenues
due   primarily  to  the  increase  in  owner-operators  who
purchase their own fuel, as well as improved fuel efficiency and slightly lower average fuel prices during the year. Supplies and maintenance decreased slightly as a percentage of operating revenues, as the effect of the increase in owner-operators was substantially offset by increased driver advertising, tolls, and third-party loading and unloading costs. Taxes and licenses decreased slightly as a percentage of operating revenues due primarily to the increase in owner-operators, partially offset by the effect of the Federal diesel fuel tax increase of 4.3 cents per gallon effective October 1, 1993.
   Insurance and claims expense decreased from 3.8% to  3.3%
of  operating  revenues due principally to   improvement  in
claims handling and experience. Depreciation decreased as a percentage of operating revenues due primarily to the increase in owner-operators, partially offset by an increase in the trailer to tractor ratio. Trailer additions were made primarily to improve service for customers and maintain tractor productivity.
   Other operating expenses decreased to (.6%) of operating revenues due to an increase in gains recognized on the sale of revenue equipment, primarily tractors.
   The Company's effective income tax rate decreased from 39.7% in 1993 to 38.9% in 1994, as described in Note 5 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

   Historically, the Company has relied primarily on cash generated from operations to fund working capital requirements.
    The growth of the Company's business has required significant investment in new revenue equipment. Net capital expenditures in 1995, 1994 and 1993 were $95.5 million, $117.4 million, and $109.1 million, respectively. The 1995 and 1994 capital expenditures were financed primarily with cash generated from operations and, to a lesser extent, borrowings. The 1993 capital expenditures were financed with cash generated from operations and a portion of the net proceeds from the Company's October 1993 public stock offering. The Company has committed to approximately $46 million of capital expenditures (after trade-in allowances) which is a portion of its estimated 1996 capital expenditures. The Company expects to fund these expenditures primarily with cash generated from operations.
   From time to time, the Company has and may continue to repurchase shares of its common stock. The timing and amount of such purchases depends on market and other factors.
   The Company's financial position is strong. The current ratio is 1.86. The Company has $40 million of long-term debt and $309 million in stockholders' equity.
    Based   on  the  Company's  strong  financial  position,
management foresees no significant barriers to obtaining sufficient financing, if necessary, to continue with its growth plans.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)
                                                1995        1994         1993
Operating revenues (Note 1)                 $576,022    $516,006     $418,308


Operating expenses:
  Salaries, wages and benefits               208,669     183,851      149,901
  Fuel                                        47,431      42,017       40,936
  Supplies and maintenance                    50,646      45,593       37,223
  Taxes and licenses                          49,636      44,729       36,972
  Insurance and claims                        19,776      17,208       15,876
  Depreciation (Note 1)                       61,195      53,722       44,153
  Rent and purchased transportation           75,229      62,522       35,984
  Communications and utilities                 8,086       9,338        7,926
  Other                                       (5,662)     (3,211)      (1,586)
     Total operating expenses                515,006     455,769      367,385

Operating income                              61,016      60,237       50,923

Other expense (income):
  Interest expense                             2,317         743        1,540
  Interest income                             (1,072)       (649)        (469)
  Other                                          132         161          137
     Total other expense                       1,377         255        1,208

Income before income taxes                    59,639      59,982       49,715
Income taxes (Notes 1 and 5)                  23,259      23,320       19,751

Net income                                  $ 36,380    $ 36,662     $ 29,964

Average common shares outstanding (Note 1)    25,172      25,303       23,427

Earnings per share (Note 1)                    $1.45       $1.45        $1.28

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)
                                                               December 31
                                                             1995       1994
ASSETS
Current assets:
   Cash and cash equivalents (Note 1)                    $ 16,227   $ 11,660
   Accounts receivable, less allowance of $3,240
      and $2,791, respectively                             57,871     52,522
   Prepaid taxes, licenses, and permits                     7,752      7,826
   Current deferred income taxes (Notes 1 and 5)            6,500      5,000
   Other                                                   12,645     11,168
      Total current assets                                100,995     88,176

Property and equipment, at cost (Note 1)
   Land                                                    16,499     12,276
   Buildings and improvements                              26,471     23,885
   Revenue equipment                                      435,159    401,481
   Service equipment and other                             48,079     41,647
      Total property and equipment                        526,208    479,289
      Less - accumulated depreciation                     119,524    113,828
      Property and equipment, net                         406,684    365,461
                                                         $507,679   $453,637


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                      $ 15,719   $ 18,564
   Insurance and claims accruals (Notes 1 and 4)           19,073     15,642
   Accrued payroll                                          7,718      9,888
   Income taxes payable                                     3,226      5,659
   Driver escrow                                            3,368      2,958
   Other                                                    5,087      4,576
      Total current liabilities                            54,191     57,287

Long-term debt, net of current maturities (Note 3)         40,000     30,000
Deferred income taxes (Notes 1 and 5)                      75,700     65,500
Insurance and claims accruals (Notes 1 and 4)              26,000     21,300
Other long-term liabilities                                 2,736      3,136
Commitments and contingencies (Note 7)

Stockholders' equity (Notes 1 and 6):
   Common stock, $.01 par value, 60,000,000 shares
      authorized; 25,771,200 shares issued; 25,180,816
      and 25,206,816 shares outstanding, respectively         258        258
   Paid-in capital                                        100,294    100,171
   Retained earnings                                      214,959    181,599
   Less - treasury stock, at cost                          (6,459)    (5,614)
      Total stockholders' equity                          309,052    276,414
                                                         $507,679   $453,637

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
                                                            1995       1994       1993
Cash flows from operating activities:
  Net income                                           $  36,380  $  36,662  $  29,964
  Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation                                     61,195     53,722     44,153
         Deferred income taxes                             8,700     11,800      8,978
         Gain on disposal of operating equipment          (6,921)    (4,042)    (2,667)
         Tax benefit from exercise of stock options          123        107      1,080
         Long-term liabilities                             4,300      1,046      1,004
         Changes in certain working capital items:
            Accounts receivable, net                      (5,349)    (7,219)    (8,089)
            Prepaid expenses and other current assets     (1,403)    (3,659)       336
            Accounts payable                              (2,845)    (5,816)    (2,058)
            Accrued payroll                               (2,170)     2,098      2,349
            Other current liabilities                      1,794     (2,974)    (2,573)
         Net cash provided by operating activities        93,804     99,305     72,477


Cash flows from investing activities:
  Additions to property and equipment                   (131,585)  (145,369)  (125,998)
  Retirements of property and equipment                   36,088     27,950     16,867
         Net cash used in investing activities           (95,497)  (117,419)  (109,131)


Cash flows from financing activities:
  Short-term borrowings                                        -          -     20,000
  Repayments of short-term borrowings                          -          -    (20,000)
  Proceeds from issuance of debt                         (10,000)    30,000          -
  Repayments of long-term debt and capitalized lease
    obligations                                                -     (4,552)    (7,036)
  Proceeds from issuance of common stock, net of related
    expenses                                                   -          -     52,182
  Dividends on common stock                               (2,895)    (2,659)    (1,832)
  Repurchases of common stock                             (1,013)    (2,939)         -
  Stock options exercised                                    168        109      1,040
         Net cash provided by financing activities         6,260     19,959     44,354


Net increase in cash and cash equivalents                  4,567      1,845      7,700
Cash and cash equivalents, beginning of year              11,660      9,815      2,115
Cash and cash equivalents, end of year                 $  16,227  $  11,660  $   9,815


Supplemental disclosures of cash flow information:
  Cash paid during year for:
         Interest                                      $   3,294  $     640  $   1,634
         Income taxes                                     15,822     10,508      8,591

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)
                                                                       (Note 1)
                                                                                               Total
                                                  Common     Paid-In   Retained   Treasury  Stockholders'
                                                   Stock     Capital   Earnings     Stock      Equity
BALANCE, December 31, 1992                      $    235    $ 46,830   $119,636   $ (3,829)   $162,872

Dividends on common stock ($.09 per share)             -           -     (2,134)         -      (2,134)
Exercise of stock options, 147,300 shares              -       1,055          -      1,065       2,120
Proceeds from offering of 2,300,000 shares
   of common stock, net of related expenses           23      52,159          -          -      52,182
Net income                                             -           -     29,964          -      29,964

BALANCE, December 31, 1993                           258     100,044    147,466     (2,764)    245,004

Purchases of 128,600 shares of common stock            -           -          -     (2,939)     (2,939)
Dividends on common stock ($.10 per share)             -           -     (2,529)         -      (2,529)
Exercise of stock options, 12,700 shares               -         127          -         89         216
Net income                                             -           -     36,662          -      36,662

BALANCE, December 31, 1994                           258     100,171    181,599     (5,614)    276,414

Purchases of 50,000 shares of common stock             -           -          -     (1,013)     (1,013)
Dividends on common stock ($.12 per share)             -           -     (3,020)         -      (3,020)
Exercise of stock options, 24,000 shares               -         123          -        168         291
Net income                                             -           -     36,380          -      36,380

BALANCE, December 31, 1995                      $    258    $100,294   $214,959   $ (6,459)   $309,052



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Werner
Enterprises, Inc.:

   We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. (a Nebraska corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                             ARTHUR ANDERSEN LLP
Omaha, Nebraska,
January 24, 1996.

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

  Werner Enterprises, Inc. (the Company) is a transportation company operating under the jurisdiction of the Department of Transportation and various state regulatory commissions. The Company maintains a diversified freight base with no one customer or industry making up a significant percentage of the Company's receivables or revenues.

Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Werner Enterprises, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

Use of Management Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

  The Company periodically reviews its estimates related to the useful lives and salvage values of its revenue equipment. Effective April 1, 1995, the Company changed, on a prospective basis, the estimated salvage value for certain trailers. This change was to better reflect the value of used equipment and lower trailer utilization due to a higher trailer to tractor ratio and a decrease in the average miles per trip. The change resulted in a decrease in depreciation expense of approximately $2,600,000 and an increase in net income of approximately $1,600,000 ($.06 per share) for the year ended December 31, 1995.

Tires

  Tires placed on new revenue equipment are capitalized as a part of the equipment cost. Replace-ment tires are expensed when placed in service.

Insurance and Claims Accruals

  Insurance and claims accruals, both current and noncurrent, reflect the estimated cost for cargo loss and damage, bodily
injury  and  property  damage  (BI/PD),  group  health   and
workers'  compensation  claims,  including  estimated   loss
development and loss adjustment expenses, not covered by insurance. The costs for cargo and BI/PD are included in insurance and claims, while the costs of group health and workers' compensation claims are included in salaries, wages and benefits in the Consolidated Statements of Income.

Revenue Recognition

  The Consolidated Statements of Income reflect recognition of operating revenues and related direct costs when the shipment is delivered.

Income Taxes

  The Company uses the asset and liability method of Statement of Financial Accounting

Standards  (SFAS)  No.  109   in
accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in
which  those  temporary  differences  are  expected  to   be
recovered or settled.

Common Stock and
Earnings Per Share

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

(2) LEASE OBLIGATIONS

  In September 1992, the Company entered into a three-year operating lease for communications equipment. In November 1994, the Company purchased this equipment and terminated the lease agreement. Communications and utilities expense in the accompanying Consolidated Statements of Income includes $4,247,000 and $3,923,000 for lease of communications equipment during 1994 and 1993, respectively.

(3) LONG-TERM DEBT

  The Company had borrowings of $30,000,000 at December 31, 1994. These borrowings bore variable interest based on the London Interbank Offered Rate (LIBOR). In January 1995, the borrowings were refinanced with a $30,000,000 long-term credit facility. The new credit facility bears variable interest (6.15% at December 31, 1995) based on LIBOR or the overnight federal funds rate, at the Company's option, and matures in January 1999. The new facility requires, among other things, that the Company not exceed a maximum ratio of indebtedness to total capitalization of .6 to 1.

  In June 1995, the Company borrowed $10,000,000 under a separate long-term credit facility. This borrowing bears variable interest based on LIBOR (6.31% at December 31, 1995) and matures in July 1997.

  The carrying amount of the Company's long-term debt approximates fair value due to its variable interest rates.

(4) INSURANCE AND CLAIMS

  The Company annually reviews its public liability and property damage insurance coverage in August. Effective August 1992, the Company assumed responsibility for liability up to $500,000, plus administrative expenses, for each occurrence involving personal injury or property damage. Effective August 1993, the Company also assumed responsibility for a $1,000,000 annual aggregate amount of liability for claims between $500,000 and $1,000,000. Liability in excess of these amounts is assumed by the insurance carriers in amounts which management considers adequate.

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

  Under these insurance arrangements, the Company  maintains
$10,450,000 in letters of credit, as of December 31, 1995.

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) INCOME TAXES

  Income tax expense consists of the following (in thousands):

                 1995      1994      1993
Current
  Federal     $12,472   $ 9,364   $ 8,389
  State         2,087     2,156     2,384
               14,559    11,520    10,773
Deferred
  Federal       6,887     9,804     7,920
  State         1,813     1,996     1,058
                8,700    11,800     8,978
Total income
tax expense   $23,259   $23,320   $19,751

  The effective income tax rate differs from the federal corporate tax rate of 35% in 1995, 1994 and 1993 as follows
(in thousands):

                            1995       1994       1993

Tax at statutory rate    $20,874    $20,994    $17,400

State income taxes,
 net of federal tax
 benefits                  2,535      2,699      2,237

Effect of tax rate
 change on deferred
 tax assets  and
 liabilities                   -          -        990

Adoption of SFAS
 No. 109                       -          -       (200)

Other, net                  (150)      (373)      (676)
                         $23,259    $23,320    $19,751

  At December 31, deferred tax assets and liabilities consisted of the following (in thousands):

                                              1995      1994
Deferred tax assets:
  Insurance and claims accruals            $17,981   $14,757
  Allowance for uncollectible accounts       1,300     1,116
  Other                                      3,230     3,236
                                           $22,511   $19,109

Deferred tax liabilities:
  Property and equipment                   $87,314   $75,404
  Prepaid taxes, licenses and insurance      3,944     3,767
  Other                                        453       438
                                           $91,711   $79,609

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

  At December 31, 1995, 699,275 shares were available for granting further options and options for 990,325 shares were outstanding at prices of $6.625 to $24.00 per share, of which options for 391,025 shares with a weighted average exercise price of $11.59 were exercisable. Options granted become exercisable in installments from six to sixty-six months after the date of grant.

                                    Options Outstanding
                                            Weighted-Average
                                   Shares    Exercise Price

Balance, December 31, 1992         473,400       $  7.44
  Options Granted                  439,750         22.78
  Options Exercised               (147,300)         7.06
  Options Canceled                  (5,750)        22.50
Balance, December 31, 1993         760,100         16.27
  Options Exercised                (12,700)         8.61
  Options Canceled                 (14,000)        21.90
Balance, December 31, 1994         733,400         16.30
  Options Granted                  291,425         19.62
  Options Exercised                (24,000)         7.00
  Options Canceled                 (10,500)        22.50
Balance, December 31, 1995         990,325         17.44


  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard requires all companies to change their disclosures related to employee stock-based compensation plans, encourages but does not require a change in the method of accounting for these plans, and requires companies who do not change their accounting method to make pro forma footnote disclosures of what earnings and earnings per share would have been had the companies adopted the accounting method. Companies that do not adopt the accounting method will continue to account

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for these  plans
under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected not to adopt SFAS No. 123's accounting method, but will instead comply with the statement's disclosure requirements, which are effective for financial statements for fiscal years beginning after December 15, 1995.


Employee Stock Purchase Plan

  Employees meeting certain eligibility requirements may participate in the Company's Employee Stock Purchase Plan (the Purchase Plan). Eligible participants designate the amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan. Company contributions for the Purchase Plan were $79,977, $58,072 and $42,634 for 1995, 1994 and 1993, respectively. Interest accrues on Purchase Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

401(k) Retirement Savings Plan

  The Company has an Employees' 401(k) Retirement Savings Plan (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee
contributes  to  the  401(k)  Plan.  It  is  the   Company's
intention, but not its obligation, that the Company's total annual contribution for employees will equal 2 1/2 percent of net income (exclusive of extraordinary items). Salaries, wages and benefits expense in the accompanying Consolidated
Statements   of   Income  includes   Company   401(k)   Plan
contributions  and  administrative  expenses  of   $952,129,
$950,740 and $778,344 for 1995, 1994 and 1993, respectively.

(7) COMMITMENTS AND CONTINGENCIES

  The Company has committed to approximately $46,000,000 of capital expenditures (net cost, after revenue equipment trade-in allowances of approximately $28,000,000) which is a portion of its estimated 1996 capital expenditures.

  The Company is involved in certain claims and pending litigation arising in the normal course of business. Management believes the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(8) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share amounts)   First Quarter  Second Quarter  Third Quarter  Fourth Quarter
1995:
Operating revenues                              $132,434        $143,325       $150,303        $149,960
Operating income                                  12,598          14,380         17,009          17,029
Net income                                         7,512           8,578         10,125          10,165
Earnings per share                                   .30             .34            .40             .40

1994:
Operating revenues                              $115,993        $129,623       $134,614        $135,776
Operating income                                  11,666          15,436         17,076          16,059
Net income                                         7,178           9,384         10,387           9,713
Earnings per share                                   .28             .37            .41             .38

WERNER ENTERPRISES
CORPORATE INFORMATION

Price Range of Common Stock

  The Company's common stock is traded in the NASDAQ National Market System under the symbol WERN. The following table sets forth for the quarters indicated the high and low sale prices per share of the Company's common stock in the NASDAQ
National  Market  System  from  January  1,  1994,   through
December 31, 1995.

                     High      Low
1995
Quarter ended:
 March 31           25 3/4    18 47/64
 June 30            21 1/4    17 1/2
 September 30       23        19
 December 31        22        18 1/2

1994
Quarter ended:
 March 31           33 3/4    27
 June 30            30 3/4    24 1/2
 September 30       28 1/4    22 3/4
 December 31        26 1/4    21 1/4

  As of February 29, 1996, the Company's common stock was held by  305  stockholders  of  record  and  approximately  4,400 stockholders through nominee or street name accounts with brokers.

Dividend Policy

  The Company has been paying cash dividends on its common stock following each of its quarters since the fiscal quarter ended May 31, 1987. The Company intends to continue payment of dividends on a quarterly basis and does not anticipate any restrictions on its future ability to pay such dividends.

Corporate Offices

  Werner Enterprises, Inc.
  Interstate 80 & Highway 50
  P.O. Box 37308
  Omaha, Nebraska 68137
  Telephone:  (402) 895-6640
  http://www.werner.com
  e mail: werner@werner.com

Annual Meeting

  The Annual Meeting will be held on Tuesday, May 14, 1996 at
10:00  a.m.  in  the  Peter Kiewit Conference  Center,  1313
Farnam Street, Omaha, Nebraska.

Stock Listing

  The Company's common stock is traded in the NASDAQ National
Market System under the symbol WERN.

Independent Public Accountants

  Arthur Andersen LLP
  1700 Farnam Street
  Omaha, Nebraska 68102

Stock Transfer Agent and Registrar

  Chemical Mellon Shareholder Services, L.L.C.
  Overpeck Centre
  85 Challenger Road
  Ridgefield Park, NJ 07660

Form 10-K
  A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by calling or writing the Investor Relations Department, P.O. Box 37308, Omaha, Nebraska 68137, (402) 895-6640.