Form 10-K405, Exhibit 13
period 1996-12-31
WERNER ENTERPRISES INC
filed 1997-03-28
CIK 793074


Financial Highlights
(Dollars in thousands, except per share amounts)

                               1996        1995        1994        1993        1992
Operating revenues           $643,274    $576,022    $516,006    $418,308    $361,791

Income before cumulative
  effect of change
  in accounting principle      40,555      36,380      36,662      29,964      24,138

Net income                     40,555      36,380      36,662      29,964      23,084

Earnings per share*              1.07         .96         .97         .85         .71

Cash dividends declared
  per share                       .09         .08         .07         .06         .05

Return on average
  stockholders' equity*         12.4%       12.5%       14.1%       15.9%       15.9%

Operating ratio                 89.7%       89.4%       88.3%       87.8%       88.7%

Book value per share*            9.17        8.18        7.31        6.45        4.75

Total assets                  549,211     507,679     453,637     373,375     288,664

Long-term obligations          30,000      40,000      30,000           -       7,009

Stockholders' equity          348,371     309,052     276,414     245,004     162,872

* After giving retroactive effect for the August 1996, three-for-two stock split (all years presented)
  and before the cumulative effect of a change in accounting principle in 1992.


TECHNOLOGY

     Thanks in part to our innovative use of technology, Werner is a leader in the transportation industry. We have earned the reputation of being a proactive carrier because rather than waiting for problems to occur, we prevent them from happening. We have implemented numerous automated processes that help move a customer's shipment from its origin to its final destination. Satellite communication, load optimization, driver hours-of-service, and EDI (Electronic Data Interchange) are just a few of the many advanced technologies that Werner has capitalized on over the past year.

SATELLITE COMMUNICATION

     Werner Enterprises installed satellite communications devices in its entire truck fleet over four years ago. The primary function of this technology is to serve as an instantaneous, accurate communication link between our driver and the company; provide automatic load tracking; and monitor the driver and tractor's operating performance.
     Shipment information is available to the driver via a computer terminal within the cab. Comprehensive messages sent by satellite, including the shipper's profile, special delivery instructions, recommended travel routes, and even weather reports, can be received by the driver without having to leave the cab. Since this information is communicated in writing, misunderstandings are greatly reduced.
     Automatic load tracking allows Werner to pinpoint the location of each tractor within a city block throughout the continental United States and southern Canada. Positions are received from each truck at least every hour that show its location by latitude and longitude.

Since our computer keeps a history of these reports, it calculates the truck speed by deducting the distance from one reading to the next within the time frame that has lapsed. This information not only serves as a tool to pre-determine arrival and departure times accurately, it also serves as a safeguard for our drivers in emergency situations.
     Our satellite communication also plays a vital role in helping us prevent expensive mechanical problems by automatically monitoring each tractor for more than a dozen mechanical faults, including low oil pressure or low engine coolant. This "fail-safe" system automatically sends a message to headquarters if a tractor's engine is not performing within acceptable parameters. The driver is simultaneously alerted by satellite to shut down and contact headquarters immediately.
     Each year, Werner, and ultimately its customers, reap tremendous benefits from satellite communication as advanced applications are developed and further improved to fit Werner's specific needs. Examples of some applications that are used on a daily basis include: load optimization, drop and swap, and our driver hours-of-service program.

LOAD OPTIMIZATION

     Matching an optimum load to the best truck can be a difficult task, particularly when there are thousands of trucks and loads to consider. But with the assistance of a computerized "decision support system," it can be accomplished effectively within a matter of moments. Our load optimization software analyzes raw data and makes truck-to-load recommendations. Using "real time data," this software considers over 150 different factors before making the best truck/load recommendation. Load origin and destination, rate, empty mile factor, driver's home needs, transit time, maintenance, and equip-ment availability are examples of the types of factors that are considered before assigning a load. Our marketing managers then view and evaluate which recommendation is the most beneficial to the customer, the driver, and the company.

DROP AND SWAP

     Customer satisfaction and driver home-time satisfaction are two end results of our drop-and-swap computer program. This program allows Werner to preplan which loads can be "swapped" while en route to meet our driver's home-time needs without compromising our customer's delivery needs. The program offers a number of recommendations, as well as the benefits and disadvantages of each swap. Drop-and-swap coordinators, adding the human factor, make the final decision. In addition, the drop-and-swap program continually monitors delivery activity and works to eliminate inefficiencies of empty miles whenever possible.

DRIVER HOURS-OF-SERVICE

     Werner has gained national attention within the trucking industry for its proprietary driver hours-of-service system. This program automatically projects the time required to pick up and deliver a load, and it alerts the company of any potential hours-of-service concerns before a driver is assigned. This program gives us more accurate assignment projections while keeping our drivers safe, productive, and in compliance with federal Department of Transportation regulations.

EDI

     EDI (Electronic Data Interchange) is the computer-to-computer exchange of information between Werner and our customers. This form of communication moves information faster and more accurately while reducing paper work, phone calls, manual data entry, faxes, postage, and handling costs. Improved customer service, improved shipment tracking and carrier performance reporting, and improved billing cycles are just a few of the benefits derived by EDI. Approx-imately 30 percent of all incoming orders are currently transmitted by EDI, and it is a requirement to conduct business with a growing number of our larger customers.

DOCUMENT IMAGING

     In an effort to move towards a paperless work environment while improving customer billing procedures, Werner has implemented an "optical image process" or document imaging system. This computer-enhanced process benefits the company by resulting in: better billing accuracy because of more efficient processing and improved cash flow, greater customer satisfaction due to a retrieval process that takes only a matter of seconds, and it helps the company be proactive in meeting staffing needs since peak workloads can be more accurately predicted.
     With document imaging, trip documents are scanned, stored, and processed by the Werner computer system as images that are merged into a billing state-ment. Since the images are saved to laser optical disk, which is the same size as a compact laser disk, they can be electronically routed within the company and retrieved within a matter of seconds. Each optical laser disk can hold 30,000 pages--equivalent to a stack of paper that is 15 feet high.
     In addition to our customer billing department, our safety department also utilizes document imaging to store, track, and internally route driver applica-tions, including Department of Motor Vehicle records and work histories. The company will be expanding document imaging to other areas within the organiza-tion that will benefit from this technology.

WERNER ENTERPRISES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


THE FOLLOWING TABLE SETS FORTH THE PERCENTAGE RELATIONSHIP
OF INCOME AND EXPENSE ITEMS TO OPERATING REVENUES FOR THE
YEARS INDICATED.

                                        1996           1995           1994
Operating revenues                     100.0%         100.0%         100.0%
                                       -------------------------------------
Operating expenses
   Salaries, wages and benefits          34.9           36.2           35.6
   Fuel                                   9.6            8.2            8.2
   Supplies and maintenance               8.3            8.8            8.8
   Taxes and licenses                     8.0            8.6            8.7
   Insurance and claims                   2.9            3.5            3.3
   Depreciation                          10.1           10.6           10.4
   Rent and purchased transportation     15.2           13.1           12.1
   Communications and utilities           1.3            1.4            1.8
   Other                                  (.6)          (1.0)           (.6)
                                       -------------------------------------
      Total operating expenses           89.7           89.4           88.3
                                       -------------------------------------
Operating income                         10.3           10.6           11.7
Net interest expense and other             .1             .2             .1
                                       -------------------------------------
Income before income taxes               10.2           10.4           11.6
Income taxes                              3.9            4.1            4.5
                                       -------------------------------------
Net income                                6.3%           6.3%           7.1%
                                       =====================================


THE FOLLOWING TABLE SETS FORTH CERTAIN INDUSTRY DATA
REGARDING THE FREIGHT REVENUES AND OPERATIONS OF THE
COMPANY.
                                               1996      1995      1994      1993     1992
Operating ratio                                89.7%     89.4%     88.3%     87.8%     88.7%
Average revenues per tractor per week (1)    $2,710    $2,606    $2,563    $2,507    $2,533
Average annual miles per tractor            126,221   121,728   120,312   122,304   124,992
Average miles per trip                          808       785       835       881       959
Average revenues per mile (1)                $1.116    $1.113    $1.108    $1.066    $1.054
Total tractors operated (at year end)
      Company owned                           3,840     3,674     3,473     3,085     2,678
      Owner-operator owned                      760       676       527       442       222
                                            -----------------------------------------------
         Total tractors                       4,600     4,350     4,000     3,527     2,900
                                            ===============================================

Total trailers operated (at year end)        12,170    11,060    10,300     8,420     6,573
                                            ===============================================

(1) Net of fuel surcharge revenues.

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1996 Compared to 1995
  Operating revenues increased by 12%, due primarily to a 6% increase in the average number of tractors in service and a 4% increase in the average miles per tractor. The increase in average miles per tractor is attributable to an increase in freight serviced by team drivers, management focus on maximizing equipment utilization, and improved freight demand. The growth in team driver freight largely contributed to a 3% increase in the average miles per trip. Increased revenues from logistics transportation services and the implementation of a fuel surcharge to recover the higher cost of fuel beginning in April 1996 also contributed, to a lesser extent, to the increase in operating revenues. The Company's operating ratio (operating expenses expressed as a percentage of operating revenues) increased slightly from 89.4% to 89.7%, as described below.

  Owner-operator tractors represented a larger percentage of total tractors in service during 1996 (17%), compared to 1995 (15%), which caused a shift in expenses from the salaries, wages and benefits; fuel; supplies and maintenance; taxes and licenses; and depreciation categories (owner-operators are independent contractors and are responsible for these costs under their contracts with the Company) to the rent and purchased transportation category. The increase in logistics transportation services also contributed to the shift in costs to rent and purchased transportation.

   Salaries, wages and benefits decreased as a percentage of revenues primarily due to an increase in the percentage of owner-operator tractors and increased revenues from logistics services, partially offset by reductions in the estimated liability for accrued driver payroll of approximately $2.9 million during 1995. On November 8, 1996, the Company announced that it increased the pay for virtually all of its Company drivers and owner-operators by two cents per mile, effective January 1, 1997. The Company has been contacting customers to explain the reasons for the pay increase in an effort to obtain rate increases. The Company cannot predict the extent to which rate increases will be obtained to offset the additional cost associated with the pay increase.

   Fuel costs increased from 8.2% to 9.6% of revenues due mainly to a 24% increase in average fuel prices, partially offset by the increased percentage of owner-operator tractors. In April 1996, the Company began efforts to recover a portion of the increased cost of fuel from customers via the use of fuel surcharges. The higher average fuel prices, net of fuel surcharges collected from customers, resulted in a $.12 per share decrease in earnings for 1996 compared to 1995. The Company cannot predict whether the higher fuel prices will continue, or the extent to which fuel surcharges will be collected to offset such increases.

   Supplies and maintenance decreased from 8.8% to 8.3% of revenues, due primarily to the increased percentage of owner-
operator    tractors   and   the   increase   in   logistics
transportation revenues. Taxes and licenses decreased from 8.6% to 8.0% of revenues, principally due to the increased
percentage   of  owner-operators,  increase   in   logistics
revenues, and refunds of state sales taxes.

   Insurance and claims decreased from 3.5% to 2.9% of revenues primarily due to improved accident claims experience during 1996. Depreciation decreased from 10.6% to 10.1% of revenues due primarily to the increased percentage of owner-operator tractors, increased tractor utilization, and the effect of a change in the estimated salvage value of certain trailers effective April 1995. Other operating expenses changed from (1.0%) to (.6%) of revenues due to a decrease in gains realized on the sale of revenue equipment to third parties.

  The Company's effective income tax rate (income taxes as a percentage  of  income before income taxes)  was  38.2%  for
1996,  compared with 39.0% for 1995, as described in Note  5 of the Notes to Consolidated Financial Statements.

1995 Compared to 1994
   Operating revenues increased 12% due primarily to a 10% increase in the average number of tractors in service and increased revenue from intermodal and logistics transportation services. Average miles per tractor increased 1%, mostly due to increased empty miles resulting from softer freight demand. Year over year growth in the Company's regional short-haul and dedicated fleet divisions contributed to a 6% decrease in the average miles per trip, and a 17% increase in the total number of shipments, although growth in the regional division was scaled back later in 1995 as freight demand softened. The Company's operating ratio increased from 88.3% to 89.4%, as described below.

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   Salaries, wages and benefits increased as a percentage of operating revenues primarily due to a 2 cent per mile (or about 9%) driver pay increase effective May 1, 1994; the retention of more experienced, higher paid drivers; and
increased  employee health benefit costs.   These  increases
were   partially  offset  by  reductions  in  the  estimated
liability  for accrued driver payroll of approximately  $2.9 million during 1995.
   Fuel costs were comparable to 1994, as slightly higher average fuel prices were offset by improved fuel efficiency. Supplies and maintenance costs were also comparable as a
percentage   of   operating  revenues,  as  reduced   driver
advertising and tire expenses were offset by increased third-party loading and unloading costs. Taxes and licenses were slightly lower as a percentage of operating revenues, due
primarily   to   the  effect  of  increased  revenues   from
intermodal and logistics transportation services.
   Insurance and claims expense increased slightly from 3.3% to 3.5% of revenues due principally to accident claims experience in 1995. Depreciation increased from 10.4% to 10.6% of revenues due primarily to the November 1994
purchase   of   satellite  tracking  equipment   which   had
previously been leased, and a higher average trailer to tractor ratio during 1995, partially offset by the effect of a change in the estimated salvage value for certain trailers (See "Property, Equipment and Depreciation" in Note 1 of the Notes to Consolidated Financial Statements).
   Rent and purchased transportation increased by 1.0% of revenues due mainly to an increase in the use of intermodal and logistics services. The average percentage of owner-operator tractors to total tractors was comparable to the
prior   year,   and  therefore  did  not  cause  significant
fluctuations between years in this expense category.
   Communications and utilities decreased from 1.8% to 1.4% of revenues, essentially due to the purchase of previously
leased   satellite  tracking  equipment.   Other   operating
expenses decreased to (1.0%) of revenues due to increased gains recognized on the sale of revenue equipment to third parties.
   Interest expense increased from .2% to .4% of revenues, due to an increase in the average outstanding amount of long-term borrowings. The Company's effective income tax rate was 39.0% for 1995, compared with 38.9% for 1994, as described in Note 5 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources
   Historically, the Company has relied primarily on cash generated from operations to fund working capital requirements.
    The growth of the Company's business has required significant investment in new revenue equipment. Net capital expenditures in 1996, 1995 and 1994 were $86.2 million, $95.5 million and $117.4 million, respectively. The 1996 capital expenditures were financed primarily with cash generated from operations. The 1995 and 1994 capital expenditures were financed primarily with cash generated from operations and, to a lesser extent, borrowings. The Company has committed to approximately $34 million of capital expenditures (after trade-in allowances) which is a portion of its estimated 1997 capital expenditures. The Company expects to fund these expenditures primarily with cash generated from operations.
   From time to time, the Company has and may continue to repurchase shares of its common stock. The timing and amount of such purchases depends on market and other factors.
   The Company's financial position is strong. The current ratio is 1.97. The Company has $30 million of long-term debt and $348 million in stockholders' equity. Based on the Company's strong financial position, management foresees no significant barriers to obtaining sufficient financing, if necessary, to continue with its growth plans.

Forward-Looking Statements

   This report contains forward-looking statements which are based on information currently available to the Company's management. Although the Company believes the expectations reflected in such forward-looking statements to be reasonable, no assurance can be given that the expectations will be realized. Factors currently known to management that could cause actual results to differ materially from the expectations reflected in forward-looking statements include the following: price and availability of diesel fuel; availability of an adequate number of qualified drivers; competitive factors including rate competition; unanticipated changes in laws, regulations, and taxation; and the amount and severity of accident claims. General economic conditions and weather conditions may also significantly affect the Company's results, as its equipment utilization depends on the level of business activity of shippers in a variety of industries.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

                                                1996         1995         1994
Operating revenues (Note 1)                 $643,274     $576,022     $516,006
                                           ------------------------------------

Operating expenses:
  Salaries, wages and benefits               224,721      208,669      183,851
  Fuel                                        61,611       47,431       42,017
  Supplies and maintenance                    53,337       50,646       45,593
  Taxes and licenses                          51,807       49,636       44,729
  Insurance and claims                        18,927       19,776       17,208
  Depreciation (Note 1)                       65,010       61,195       53,722
  Rent and purchased transportation           97,525       75,229       62,522
  Communications and utilities                 8,164        8,086        9,338
  Other                                       (3,958)      (5,662)      (3,211)
                                           ------------------------------------
     Total operating expenses                577,144      515,006      455,769
                                           ------------------------------------
Operating income                              66,130       61,016       60,237
                                           ------------------------------------
Other expense (income):
  Interest expense                             2,063        2,317          743
  Interest income                             (1,709)      (1,072)        (649)
  Other                                          112          132          161
                                           ------------------------------------
     Total other expense                         466        1,377          255
                                           ------------------------------------
Income before income taxes                    65,664       59,639       59,982
Income taxes (Notes 1 and 5)                  25,109       23,259       23,320
                                           ------------------------------------
Net income                                  $ 40,555     $ 36,380     $ 36,662
                                           ====================================
Average common shares outstanding (Note 1)    37,873       37,757       37,954
                                           ====================================
Earnings per share (Note 1)                    $1.07         $.96         $.97
                                           ====================================

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)                            December 31
                                                             1996         1995
ASSETS
Current assets:
   Cash and cash equivalents (Note 1)                    $ 22,136     $ 16,227
   Accounts receivable, less allowance of $3,359
      and $3,240, respectively                             67,928       57,871
   Prepaid taxes, licenses, and permits                     7,753        7,752
   Current deferred income taxes (Notes 1 and 5)            6,800        6,500
   Other                                                   11,547       12,645
                                                        -----------------------
      Total current assets                                116,164      100,995
                                                        -----------------------
Property and equipment, at cost (Note 1)
   Land                                                    16,598       16,499
   Buildings and improvements                              30,127       26,471
   Revenue equipment                                      480,008      435,159
   Service equipment and other                             52,342       48,079
                                                        -----------------------
      Total property and equipment                        579,075      526,208
      Less - accumulated depreciation                     146,028      119,524
                                                        -----------------------
        Property and equipment, net                       433,047      406,684
                                                        -----------------------
                                                         $549,211     $507,679
                                                        =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                      $ 19,025     $ 15,719
   Insurance and claims accruals (Notes 1 and 4)           19,758       19,073
   Accrued payroll                                          8,970        7,718
   Income taxes payable                                     3,752        3,226
   Driver escrow                                            3,064        3,368
   Other                                                    4,496        5,087
                                                        -----------------------
      Total current liabilities                            59,065       54,191
                                                        -----------------------
Long-term debt (Note 3)                                    30,000       40,000
Deferred income taxes (Notes 1 and 5)                      82,500       75,700
Insurance and claims accruals (Notes 1 and 4)              27,000       26,000
Other long-term liabilities                                 2,275        2,736
Commitments and contingencies (Note 7)

Stockholders' equity (Notes 1 and 6):
   Common stock, $.01 par value, 60,000,000 shares
      authorized; 38,656,773 and 38,656,800 shares issued;
      37,988,079 and 37,771,224 shares outstanding,
      respectively                                            387          258
   Paid-in capital                                        101,528      100,294
   Retained earnings                                      251,976      214,959
   Less - treasury stock, at cost                          (5,520)      (6,459)
                                                        -----------------------
      Total stockholders' equity                          348,371      309,052
                                                        -----------------------
                                                         $549,211     $507,679
                                                        =======================

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
                                                                  1996        1995        1994
Cash flows from operating activities:
  Net income                                                 $  40,555   $  36,380   $  36,662
  Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation                                           65,010      61,195      53,722
         Deferred income taxes                                   6,500       8,700      11,800
         Gain on disposal of operating equipment                (5,156)     (6,921)     (4,042)
         Tax benefit from exercise of stock options                788         123         107
         Long-term liabilities                                     539       4,300       1,046
         Changes in certain working capital items:
           Accounts receivable, net                            (10,057)     (5,349)     (7,219)
           Prepaid expenses and other current assets             1,097      (1,403)     (3,659)
           Accounts payable                                      3,306      (2,845)      5,816
           Accrued payroll                                       1,252      (2,170)      2,098
           Other current liabilities                               122       1,794       2,974
                                                            -----------------------------------
         Net cash provided by operating activities             103,956      93,804      99,305
                                                            -----------------------------------

Cash flows from investing activities:
  Additions to property and equipment                         (117,599)   (131,585)   (145,369)
  Retirements of property and equipment                         31,382      36,088      27,950
                                                            -----------------------------------
         Net cash used in investing activities                 (86,217)    (95,497)   (117,419)
                                                            -----------------------------------

Cash flows from financing activities:
  Proceeds from issuance of debt                                     -      10,000      30,000
  Repayments of long-term debt and capitalized lease
    obligations                                                (10,000)          -      (4,552)
  Dividends on common stock                                     (3,344)     (2,895)     (2,659)
  Repurchases of common stock                                        -      (1,013)     (2,939)
  Stock options exercised                                        1,514         168         109
                                                            -----------------------------------
         Net cash provided by (used in) financing activities   (11,830)      6,260      19,959
                                                            -----------------------------------

Net increase in cash and cash equivalents                        5,909       4,567       1,845
Cash and cash equivalents, beginning of year                    16,227      11,660       9,815
                                                            -----------------------------------
Cash and cash equivalents, end of year                       $  22,136   $  16,227   $  11,660
                                                            ===================================

Supplemental disclosures of cash flow information:
  Cash paid during year for:
         Interest                                            $   3,398   $   3,294   $     640
         Income taxes                                           15,904      15,822      10,508

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)                               (Note 1)
                                                                                            Total
                                                Common    Paid-In   Retained   Treasury  Stockholders'
                                                 Stock    Capital   Earnings     Stock      Equity
BALANCE, December 31, 1993                    $    258   $100,044   $147,466   $ (2,764)    $245,004

Purchases of 192,900 shares of common stock          -          -          -     (2,939)      (2,939)
Dividends on common stock ($.07 per share)           -          -     (2,529)         -       (2,529)
Exercise of stock options, 19,050 shares             -        127          -         89          216
Net income                                           -          -     36,662          -       36,662
                                              -------------------------------------------------------
BALANCE, December 31, 1994                         258    100,171    181,599     (5,614)     276,414

Purchases of 75,000 shares of common stock           -          -          -     (1,013)      (1,013)
Dividends on common stock ($.08 per share)           -          -     (3,020)         -       (3,020)
Exercise of stock options, 36,000 shares             -        123          -        168          291
Net income                                           -          -     36,380          -       36,380
                                              -------------------------------------------------------
BALANCE, December 31, 1995                         258    100,294    214,959     (6,459)     309,052

Dividends on common stock ($.09 per share)           -          -     (3,538)         -       (3,538)
Exercise of stock options, 216,886 shares            -      1,363          -        939        2,302
Net income                                           -          -     40,555          -       40,555
Three-for-two stock split (Note 1)                 129       (129)         -          -            -
                                              -------------------------------------------------------
BALANCE, December 31, 1996                    $    387   $101,528   $251,976   $ (5,520)    $348,371
                                              =======================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Werner
Enterprises, Inc.:

   We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. (a Nebraska corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                         ARTHUR ANDERSEN LLP
Omaha, Nebraska,
January 23, 1997.

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

Principles of Consolidation
  The accompanying consolidated financial statements include the accounts of Werner Enterprises, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

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

Property, Equipment
and Depreciation
   Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. At the time of trade-in, the cost of new equipment is recorded at an amount equal to the lower of the monetary consideration paid plus the net book value of the traded property or the fair value of the new equipment.
  Depreciation is calculated based on the cost of the asset, reduced by its estimated salvage value, using the straight line method. Accelerated depreciation methods are used for income tax purposes. The lives and salvage values assigned to certain assets for financial reporting purposes are different than for income tax purposes. For financial reporting purposes, assets are depreciated over the estimated useful lives of 30 years for buildings and improvements, 5 to 7 years for revenue equipment and 3 to 8 years for service equipment and other.
   The Company periodically reviews its estimates related to the useful lives and salvage values of its revenue equipment. Effective April 1, 1995, the Company changed, on a prospective basis, the estimated salvage value for certain trailers. This change was to better reflect the value of used equipment and lower trailer utilization due to a higher trailer to tractor ratio and a decrease in the average miles per trip. The change resulted in a decrease in depreciation expense of approximately $2,600,000 and an increase in net income of approximately $1,600,000 ($.04 per share) for the year ended December 31, 1995.

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

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Common Stock and
Earnings Per Share
   On August 9, 1996, the Company issued shares for a three-for-two common stock split effected in the form of a 50% stock dividend from authorized and unissued shares to stockholders of record on July 26, 1996. All references in the Consolidated Financial Statements and Notes to Consolidated Financial Statements with regard to the number of shares of common stock and the per share amounts have been adjusted to reflect the effect of the stock split. The stated par value of common stock of $.01 per share did not change.
   Earnings per share have been computed based on the weighted average number of common shares outstanding.

(2) LEASE OBLIGATIONS
   In September 1992, the Company entered into a three-year operating lease for communications equipment. In November 1994, the Company purchased this equipment and terminated the lease agreement. Communications and utilities expense in the accompanying Consolidated Statements of Income includes $4,247,000 for lease of communications equipment during 1994.

(3) LONG-TERM DEBT
   The Company had borrowings of $30,000,000 at December 31, 1996 and 1995 under a long-term credit facility. The credit facility bears variable interest (6.0% at December 31, 1996) based on the London Interbank Offered Rate (LIBOR) or the overnight federal funds rate, at the Company's option, and matures in June 1998. The facility requires, among other things, that the Company not exceed a maximum ratio of indebtedness to total capitalization of .6 to 1.
   In June 1995, the Company borrowed $10,000,000 under a separate long-term credit facility. This was repaid during 1996.
   The carrying amount of the Company's long-term debt approximates fair value due to its variable interest rates.

(4) INSURANCE AND CLAIMS
   The Company annually reviews its public liability and property damage insurance coverage in August. Effective August 1992, the Company assumed responsibility for liability up to $500,000, plus administrative expenses, for each occurrence involving personal injury or property damage. Effective August 1993, the Company also assumed responsibility for a $1,000,000 annual aggregate amount of liability for claims between $500,000 and $1,000,000. Liability in excess of these amounts is assumed by the insurance carriers in amounts which management considers adequate.
    The Company's public liability and property damage premiums for coverage between $50,000 and $1,000,000 per claim prior to August 1992 are subject to retrospective adjustments based on actual incurred losses until all claims are settled. Management does not expect any significant adjustment will be made to the premiums paid or accrued for these policy years.
   The Company has assumed responsibility for workers' compensation, maintains a $6,000,000 bond, has statutory coverage and has obtained insurance for individual claims above $500,000.
   Under these insurance arrangements, the Company maintains $10,500,000 in letters of credit, as of December 31, 1996.

(5) INCOME TAXES
    Income  tax  expense  consists  of  the  following   (in
thousands):
                 1996     1995     1994
Current       -------------------------
  Federal     $17,109  $12,472  $ 9,364
  State         1,500    2,087    2,156
              -------------------------
               18,609   14,559   11,520
              -------------------------
Deferred
  Federal       4,465    6,887    9,804
  State         2,035    1,813    1,996
              -------------------------
                6,500    8,700   11,800
              -------------------------
Total income
tax expense   $25,109  $23,259  $23,320
              =========================

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) INCOME TAXES, CONTINUED

   The effective income tax rate differs from the federal corporate tax rate of 35% in 1996, 1995 and 1994 as follows
(in thousands):

                               1996       1995       1994
                            ------------------------------
Tax at statutory rate       $22,982    $20,874    $20,994

State income taxes,
 net of federal tax
 benefits                     2,298      2,535      2,699

Other, net                     (171)      (150)      (373)
                            ------------------------------
                            $25,109    $23,259    $23,320
                            ==============================

   At December 31, deferred tax assets and liabilities consisted of the following (in thousands):

                                          1996       1995
Deferred tax assets:                   ------------------
  Insurance and claims accruals        $18,713    $17,981
  Allowance for uncollectible accounts   1,341      1,300
  Other                                  2,971      3,230
                                       ------------------
                                       $23,025    $22,511
                                       ==================
Deferred tax liabilities:
  Property and equipment               $94,384    $87,314
  Prepaid taxes, licenses and insurance  3,869      3,944
  Other                                    472        453
                                       ------------------
                                       $98,725    $91,711
                                       ==================

(6) STOCK OPTION AND EMPLOYEE BENEFIT PLANS
Stock Option Plan
  The Company's Stock Option Plan (the Stock Option Plan) is a nonqualified plan that provides for the grant of options to management employees. Options are granted at prices equal to the market value of the common stock on the date the option is granted. Options granted become exercisable in installments from six to sixty-six months after the date of grant. The options are exercisable over a period not to exceed ten years and one day from the date of grant. The maximum number of shares of common stock that may be optioned under the Stock Option Plan is 3,000,000 shares.
   At December 31, 1996, 1,107,227 shares were available for granting further options. At December 31, 1996, 1995 and 1994, options for 481,611, 586,856 and 454,200 shares with weighted average exercise prices of $9.79, $7.73 and $5.01 were exercisable, respectively.
   The following table summarizes Stock Option Plan activity for the three years ended December 31, 1996:

                                    Options Outstanding
                               -----------------------------
                                            Weighted-Average
                                   Shares    Exercise Price
                               -----------------------------
Balance, December 31, 1993        1,140,150        $10.85
  Options exercised                 (19,050)         5.74
  Options canceled                  (21,000)        14.60
                                  ----------
Balance, December 31, 1994        1,100,100         10.87
  Options granted                   437,136         13.08
  Options exercised                 (36,000)         4.67
  Options canceled                  (15,750)        15.00
                                  ----------
Balance, December 31, 1995        1,485,486         11.62
  Options exercised                (216,886)         6.98
  Options canceled                  (58,313)        14.72
                                  ----------
Balance, December 31, 1996        1,210,287         12.31
                                  ==========

   The following table summarizes information about stock options outstanding at December 31, 1996:

                                  Options Outstanding
                   ---------------------------------------------------
                                   Weighted-Average   Weighted-Average
   Range of          Number           Remaining           Exercise
Exercise Prices    Outstanding     Contractual Life        Price
----------------------------------------------------------------------
$5.00 to $5.92       257,850           1.0 years          $ 5.12
$13.08 to $16.00     952,437           7.5 years           14.25
                   ---------
                   1,210,287           6.2 years           12.31
                   =========
                         Options Exercisable
                   --------------------------------
                                   Weighted-Average
   Range of          Number            Exercise
Exercise Prices    Exercisable          Price
                   --------------------------------
$5.00 to $5.92       257,850           $ 5.12
$13.08 to $16.00     223,761            15.18
                    --------
                     481,611             9.79
                    ========

   The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its Stock Option Plan. SFAS No. 123 "Accounting for Stock-Based Compensation" requires pro forma disclosure of net income and earnings per share had the estimated fair value of option grants on their grant date been charged to salaries, wages and benefits. The fair value of the options granted during 1995 was estimated using the Black-Scholes
option-pricing model with the following assumptions:   risk-
free interest rate of 6 percent; dividend yield of 0.5 percent; expected life of 5.5 years; and volatility of 30 percent. The weighted-average fair value of options granted during 1995 was $4.97 per share.

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The  Company's pro forma net income and earnings  per  share would  have  been as indicated below had the fair  value  of option  grants been charged to salaries, wages and  benefits
(in thousands):
                        1996       1995       1994
Net income:          -----------------------------
  As reported        $40,555    $36,380    $36,662
  Pro forma          $40,125    $36,282    $36,662

Earnings per share:
  As reported          $1.07       $.96       $.97
  Pro forma            $1.06       $.96       $.97

Employee Stock Purchase Plan
   Employees meeting certain eligibility requirements may participate in the Company's Employee Stock Purchase Plan (the Purchase Plan). Eligible participants designate the amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan. Company contributions for the Purchase Plan were $67,704, $79,977 and $58,072 for 1996, 1995 and 1994, respectively. Interest accrues on Purchase Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

401(k) Retirement Savings Plan
   The Company has an Employees' 401(k) Retirement Savings Plan (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee contributes to the 401(k) Plan. It is the Company's intention, but not its obligation, that the Company's total annual contribution for employees will equal 2 1/2 percent of net income (exclusive of extraordinary items). Salaries, wages and benefits expense in the accompanying Consolidated Statements of Income includes Company 401(k) Plan contributions and administrative expenses of $1,030,248, $952,129 and $950,740 for 1996, 1995 and 1994, respectively.

(7) COMMITMENTS AND CONTINGENCIES
   The Company has committed to approximately $34,000,000 of capital expenditures (net cost, after revenue equipment trade-in allowances of approximately $17,000,000) which is a portion of its estimated 1997 capital expenditures.
   The Company is involved in certain claims and pending litigation arising in the normal course of business. Management believes the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(8) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share amounts)   First Quarter  Second Quarter  Third Quarter  Fourth Quarter
-------------------------------------------------------------------------------------------------------
1996:
-----------------------------
Operating revenues                              $147,903        $159,640       $167,155        $168,576
Operating income                                  12,235          16,645         19,238          18,012
Net income                                         7,288          10,023         11,732          11,512
Earnings per share                                   .19             .27            .31             .30

1995:
-----------------------------
Operating revenues                              $132,434        $143,325       $150,303        $149,960
Operating income                                  12,598          14,380         17,009          17,029
Net income                                         7,512           8,578         10,125          10,165
Earnings per share                                   .20             .23            .27             .27

WERNER ENTERPRISES
CORPORATE INFORMATION

Price Range of Common Stock
   The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol WERN. The following table sets forth for the quarters indicated the high and low sale prices per share of the Company's common stock in the Nasdaq National Market from January 1, 1995, through December 31, 1996.
------------------------------
                  High    Low
1996             -------------
Quarter ended:
 March 31*       16.50   12.83
 June 30*        17.58   14.50
 September 30*   18.75   15.42
 December 31     18.25   15.63

1995
Quarter ended:
 March 31*       17.17   12.49
 June 30*        14.17   11.67
 September 30*   15.33   12.67
 December 31*    14.67   12.33
------------------------------
*After giving retroactive effect for the three-for-two stock split in August 1996.

   As  of February 21, 1997, the Company's common stock  was
held  by 248 stockholders of record and approximately  5,900 stockholders through nominee or street name accounts with brokers.

Dividend Policy
   The Company has been paying cash dividends on its common stock following each of its quarters since the fiscal quarter ended May 31, 1987. The Company intends to continue payment of dividends on a quarterly basis and does not currently anticipate any restrictions on its future ability to pay such dividends. However, no assurance can be given that dividends will be paid in the future since they are dependent on earnings, the financial condition of the Company and other factors.

Corporate Offices
  Werner Enterprises, Inc.
  Interstate 80 & Highway 50
  P.O. Box 37308
  Omaha, Nebraska 68137
  Telephone:  (402) 895-6640
  http://www.werner.com
  e-mail: werner@werner.com

Annual Meeting
   The  Annual Meeting will be held on Tuesday, May 13, 1997
at  10:00  a.m. in the Peter Kiewit Conference Center,  1313
Farnam Street, Omaha, Nebraska.

Stock Listing
   The  Company's common stock trades on the Nasdaq National
Market  tier  of  The Nasdaq Stock Market under  the  symbol
WERN.

Independent Public Accountants
  Arthur Andersen LLP
  1700 Farnam Street
  Omaha, Nebraska 68102

Stock Transfer Agent and Registrar
  ChaseMellon Shareholder Services, L.L.C.
  Overpeck Centre
  85 Challenger Road
  Ridgefield Park, NJ 07660
  Telephone: (800)288-9541
  http://www.cmssonline.com

Form 10-K
   A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by calling or writing the Investor Relations Department, P.O. Box 37308, Omaha, Nebraska 68137, (402) 895-6640.