Form 10-K405, Exhibit 13
period 1997-12-31
WERNER ENTERPRISES INC
filed 1998-03-31
CIK 793074


Financial Highlights
(Dollars in thousands, except per share amounts)

                                     1997        1996        1995        1994        1993
Operating revenues                 $772,095    $643,274    $576,022    $516,006    $418,308

Net income                           48,378      40,555      36,380      36,662      29,964

Earnings per share                     1.27        1.07         .96         .97         .85

Diluted earnings per share             1.26        1.07         .96         .96         .85

Cash dividends declared per share       .10         .09         .08         .07         .06

Return on average
   stockholders' equity               13.1%       12.4%       12.5%       14.1%       15.9%

Operating ratio                       89.9%       89.7%       89.4%       88.3%       87.8%

Book value per share                  10.34        9.17        8.18        7.31        6.45

Total assets                        667,638     549,211     507,679     453,637     373,375

Long-term obligations                60,000      30,000      40,000      30,000           -

Stockholders' equity                395,118     348,371     309,052     276,414     245,004

                                       1

WERNER ENTERPRISES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


THE FOLLOWING TABLE SETS FORTH THE PERCENTAGE RELATIONSHIP
OF INCOME AND EXPENSE ITEMS TO OPERATING REVENUES FOR THE
YEARS INDICATED.

                                                1997                  1996                  1995
Operating revenues                             100.0%                100.0%                100.0%
                                               --------------------------------------------------
Operating expenses
   Salaries, wages and benefits                 36.1                  34.9                  36.2
   Fuel                                          8.8                   9.6                   8.2
   Supplies and maintenance                      8.2                   8.3                   8.8
   Taxes and licenses                            7.6                   8.0                   8.6
   Insurance and claims                          2.7                   2.9                   3.5
   Depreciation                                  9.4                  10.1                  10.6
   Rent and purchased transportation            17.1                  15.2                  13.1
   Communications and utilities                  1.1                   1.3                   1.4
   Other                                        (1.1)                  (.6)                 (1.0)
                                               --------------------------------------------------
      Total operating expenses                  89.9                  89.7                  89.4
                                               --------------------------------------------------
Operating income                                10.1                  10.3                  10.6
Net interest expense and other                    .2                    .1                    .2
                                               --------------------------------------------------
Income before income taxes                       9.9                  10.2                  10.4
Income taxes                                     3.6                   3.9                   4.1
                                               --------------------------------------------------
Net income                                       6.3%                  6.3%                  6.3%
                                               ==================================================


THE FOLLOWING TABLE SETS FORTH CERTAIN INDUSTRY DATA REGARDING THE FREIGHT
REVENUES AND OPERATIONS OF THE COMPANY.

                                                1997       1996       1995       1994       1993
Operating ratio                                 89.9%      89.7%      89.4%      88.3%      87.8%
Average revenues per tractor per week (1)     $2,755     $2,710     $2,606     $2,563     $2,507
Average annual miles per tractor             126,598    126,221    121,728    120,312    122,304
Average miles per trip                           799        808        785        835        881
Average revenues per mile (1)                 $1.132     $1.116     $1.113     $1.108     $1.066
Total tractors (at year end)
   Company owned                               4,490      3,840      3,674      3,473      3,085
   Owner-operator owned                          860        760        676        527        442
                                             ----------------------------------------------------
     Total tractors                            5,350      4,600      4,350      4,000      3,527
                                             ====================================================
Total trailers (at year end)                  14,700     12,170     11,060     10,300      8,420
                                             ====================================================

(1) Net of fuel surcharge revenues.

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1997 Compared to 1996
  Operating revenues increased by 20% over 1996, primarily due to a 15% increase in the average number of tractors in service and a 1% increase in the average revenue per mile, excluding fuel surcharges. The increased revenue per mile resulted from the Company obtaining rate increases from customers to partially offset a 2 cent per mile driver and owner-operator pay increase which became effective January 1, 1997. A $24.3 million increase in revenues from logistics and other non-trucking transportation services also contributed to the overall increase in operating revenues. The Company's operating ratio (operating expenses expressed as a percentage of operating revenues) increased slightly from 89.7% to 89.9%. The increase in logistics transportation services resulted in a shift in costs to the rent and purchased transportation expense category from several other categories, as described below.

  Salaries, wages and benefits increased from 34.9% to 36.1% of revenues due primarily to the impact of the 2 cent per mile driver pay increase. The increase was partially offset by the 1% increase in average revenue per mile, favorable workers' compensation claim experience and increased revenues from logistics transportation services. At times, there have been shortages of drivers in the trucking industry. The Company anticipates that the competition for qualified drivers will continue to be high, and cannot predict whether it will experience shortages in the future. If such a shortage were to occur and increases in driver pay rates became necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that corresponding freight rate increases were not obtained.

  Fuel decreased from 9.6% to 8.8% of revenues due mainly to lower average fuel prices in 1997, compared to the unusually high prices during most of 1996. Increased revenues from logistics transportation services also contributed to the decrease. Fuel prices began rising at the end of the first quarter of 1996 and, for the most part, remained at elevated price levels during the remainder of 1996 and the beginning of the first quarter of 1997. The Company cannot predict whether higher price levels will return or the extent to which fuel surcharges could be collected from customers to offset such increases.

  Taxes and licenses decreased from 8.0% to 7.6% of revenues due to increased revenues from logistics transportation services, and refunds and favorable development of state tax issues. Insurance and claims decreased from 2.9% to 2.7% of revenues, due primarily to fewer severe accident claims and continued favorable claims experience in 1997, and increased revenues from logistics transportation services. Depreciation decreased from 10.1% to 9.4% of revenues, due principally to increased revenues from logistics transportation services, and a 2% increase in the average revenue per tractor per week, excluding fuel surcharges.

  Rent and purchased transportation increased from 15.2% to 17.1% of revenues due primarily to the Company's increase in logistics transportation services.
The shift in costs to the rent and purchased transportation category from several other expense categories can be expected to continue if the Company's logistics transportation revenues continue to grow at a faster rate than trucking revenues.

  Other operating revenues changed from (.6%) to (1.1%) of revenues due to an increase in gains on sales of revenue equipment to third parties resulting from an increase in the number of tractors and trailers sold.

  The Company's effective income tax rate (income taxes as a percentage of income before income taxes) was 36.4% in 1997, compared to 38.2% in 1996, as described in
Note 3 of the Notes to Consolidated Financial Statements.

1996 Compared to 1995
  Operating revenues increased by 12%, due primarily to a 6% increase in the average number of tractors in service and a 4% increase in the average miles per tractor. The increase in average miles per tractor was attributable to an increase in freight serviced by team drivers, management focus on maximizing equipment utilization, and improved freight demand. The growth in team driver freight largely contributed to a 3% increase in the average miles per trip. Increased revenues from logistics transportation services and the implementation of a fuel surcharge to recover the higher cost of fuel beginning in April 1996 also contributed, to a lesser extent, to the increase in operating revenues. The
Company's operating ratio increased slightly from 89.4% to 89.7%, as described below.

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

  Supplies and maintenance decreased from 8.8% to 8.3% of revenues, due primarily to the increased percentage of owner-operator tractors and the increase in logistics transportation revenues. Taxes and licenses decreased from 8.6% to 8.0% of revenues, principally due to the increased percentage of owner-operators, increase in logistics revenues, and refunds of state sales taxes.

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

  The Company's effective income tax rate was 38.2% for 1996, compared with 39.0% for 1995, as described in Note 3 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources
  The growth of the Company's business has required significant investment in new revenue equipment. Net capital expenditures in 1997, 1996, and 1995 were $152.6 million, $86.2 million, and $95.5 million, respectively. The capital expenditures were financed primarily with cash generated from operations and, to a lesser extent, borrowings. The Company has committed to approximately $75 million of capital expenditures (after trade-in allowances) which is a portion of its estimated 1998 capital expenditures. The Company expects to fund these expenditures primarily with cash generated from operations.

  From time to time, the Company has and may continue to repurchase shares of its common stock. The timing and amount of such purchases depends on market and other factors.

  The Company's financial position is strong. The Company has $60 million of long-term debt and $395 million in stockholders' equity.
Based on the Company's strong financial position, management foresees no significant barriers to obtaining sufficient financing, if necessary, to continue with its growth plans.

Year 2000 Issue
  Many computer programs were developed without considering the impact of the upcoming change from the year 1999 to the year 2000. If not corrected, these computer programs could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations. The
Company has been working on a plan to convert its computer programs for the last two years, with the goal of being Year 2000 compliant for all systems by the Fall of 1998. The costs of addressing the Year 2000 issue are being expensed in the Consolidated Statement of Income as they are incurred and are not significant. If such modifications are not completed timely, the Year 2000 issue could have a significant impact on the operations of the Company.

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

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)


                                                 1997                  1996                  1995
Operating revenues (Note 1)                   $ 772,095             $ 643,274             $ 576,022
                                              ------------------------------------------------------
Operating expenses:
   Salaries, wages and benefits                 278,968               224,721               208,669
   Fuel                                          67,600                61,611                47,431
   Supplies and maintenance                      63,060                53,337                50,646
   Taxes and licenses                            58,513                51,807                49,636
   Insurance and claims                          21,212                18,927                19,776
   Depreciation (Note 1)                         72,634                65,010                61,195
   Rent and purchased transportation            132,261                97,525                75,229
   Communications and utilities                   8,358                 8,164                 8,086
   Other                                         (8,158)               (3,958)               (5,662)
                                              ------------------------------------------------------
       Total operating expenses                 694,448               577,144               515,006
                                              ------------------------------------------------------
Operating income                                 77,647                66,130                61,016
                                              ------------------------------------------------------
Other expense (income):
   Interest expense                               3,002                 2,063                 2,317
   Interest income                               (1,580)               (1,709)               (1,072)
   Other                                            130                   112                   132
                                              ------------------------------------------------------
   Total other expense                            1,552                   466                 1,377
                                              ------------------------------------------------------
Income before income taxes                       76,095                65,664                59,639
Income taxes (Notes 1 and 3)                     27,717                25,109                23,259
                                              ------------------------------------------------------
Net income                                    $  48,378             $  40,555             $  36,380
                                              ======================================================

Average common shares outstanding (Note 1)       38,205                37,873                37,757
                                              ======================================================
Earnings per share (Note 1)                       $1.27                 $1.07                  $.96
                                              ======================================================
Diluted shares outstanding (Note 1)              38,367                38,060                37,943
                                              ======================================================
Diluted earnings per share (Note 1)               $1.26                 $1.07                  $.96
                                              ======================================================


The accompanying notes are an integral part of these consolidated financial statements.

                                      16

WERNER ENTERPRISES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)                                            December 31
                                                                         1997                 1996
ASSETS
Current assets:
 Cash and cash equivalents (Note 1)                                  $  22,294             $  22,136
 Accounts receivable, less allowance of $3,126
  and $3,359, respectively                                              93,461                67,928
 Prepaid taxes, licenses, and permits                                    8,405                 7,753
 Current deferred income taxes (Notes 1 and 3)                           6,200                 6,800
 Other                                                                  15,432                11,547
                                                                     --------------------------------
  Total current assets                                                 145,792               116,164
                                                                     --------------------------------

Property and equipment, at cost (Note 1)
 Land                                                                   17,856                16,598
 Buildings and improvements                                             35,195                30,127
 Revenue equipment                                                     578,903               480,008
 Service equipment and other                                            66,145                52,342
                                                                     --------------------------------
  Total property and equipment                                         698,099               579,075
  Less - accumulated depreciation                                      176,253               146,028
                                                                     --------------------------------
   Property and equipment, net                                         521,846               433,047
                                                                     --------------------------------
                                                                     $ 667,638             $ 549,211
                                                                     ================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                    $  44,167             $  19,025
 Insurance and claims accruals (Note 1)                                 22,161                19,758
 Accrued payroll                                                         9,116                 8,970
 Income taxes payable                                                    6,983                 3,752
 Driver escrow                                                           2,635                 3,064
 Other                                                                   6,729                 4,496
                                                                     --------------------------------
  Total current liabilities                                             91,791                59,065
                                                                     --------------------------------

Long-term debt (Note 2)                                                 60,000                30,000
Deferred income taxes (Notes 1 and 3)                                   91,400                82,500
Insurance, claims and other long-term accruals (Note 1)                 29,329                29,275
Commitments and contingencies (Note 5)

Stockholders' equity (Notes 1 and 4):
 Common stock, $.01 par value, 60,000,000 shares
  authorized; 38,656,773 shares issued; 38,226,135 and
  37,988,079 shares outstanding, respectively                              387                   387
 Paid-in capital                                                       104,764               101,528
 Retained earnings                                                     296,533               251,976
 Treasury stock, at cost; 430,638 and 668,694 shares, respectively      (6,566)               (5,520)
                                                                     --------------------------------
  Total stockholders' equity                                           395,118               348,371
                                                                     --------------------------------
                                                                     $ 667,638             $ 549,211
                                                                     ================================



The accompanying notes are an integral part of these consolidated financial statements.

                                      17

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                         1997                  1996                1995
Cash flows from operating activities:
 Net income                                           $  48,378             $  40,555           $  36,380
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation                                          72,634                65,010              61,195
   Deferred income taxes                                  9,500                 6,500               8,700
   Gain on disposal of operating equipment               (8,789)               (5,156)             (6,921)
   Tax benefit from exercise of stock options             1,610                   788                 123
   Insurance, claims and other long-term accruals            54                   539               4,300
   Changes in certain working capital items:
    Accounts receivable, net                            (25,533)              (10,057)             (5,349)
    Prepaid expenses and other current assets            (4,537)                1,097              (1,403)
    Accounts payable                                     25,142                 3,306              (2,845)
    Accrued payroll                                         146                 1,252              (2,170)
    Other current liabilities                             7,432                   122               1,794
                                                      ----------------------------------------------------
   Net cash provided by operating activities            126,037               103,956              93,804
                                                      ----------------------------------------------------

Cash flows from investing activities:
 Additions to property and equipment                   (215,585)             (117,599)           (131,585)
 Retirements of property and equipment                   62,941                31,382              36,088
                                                      ----------------------------------------------------
   Net cash used in investing activities               (152,644)              (86,217)            (95,497)
                                                      ----------------------------------------------------

Cash flows from financing activities:
 Proceeds from issuance of debt                          50,000                     -              10,000
 Repayments of debt                                     (20,000)              (10,000)                  -
 Dividends on common stock                               (3,815)               (3,344)             (2,895)
 Repurchases of common stock                             (2,471)                    -              (1,013)
 Stock options exercised                                  3,051                 1,514                 168
                                                      ----------------------------------------------------
   Net cash provided by (used in) financing activities   26,765               (11,830)              6,260
                                                      ----------------------------------------------------

Net increase in cash and cash equivalents                   158                 5,909               4,567
Cash and cash equivalents, beginning of year             22,136                16,227              11,660
                                                      ----------------------------------------------------
Cash and cash equivalents, end of year                $  22,294             $  22,136           $  16,227
                                                      ====================================================


Supplemental disclosures of cash flow information:
 Cash paid during year for:
    Interest                                          $   2,766             $   3,398           $   3,294
    Income taxes                                         13,328                15,904              15,822


The accompanying notes are an integral part of these consolidated financial statements.

                                      18

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(In thousands, except share amounts)                                (Note 1)
                                                                                                   Total
                                                   Common     Paid-In     Retained    Treasury  Stockholders'
                                                    Stock     Capital     Earnings     Stock      Equity
BALANCE, December 31, 1994                       $     258   $ 100,171   $ 181,599   $  (5,614)  $ 276,414

Purchases of 75,000 shares of common stock               -           -           -      (1,013)     (1,013)
Dividends on common stock ($.08 per share)               -           -      (3,020)          -      (3,020)
Exercise of stock options, 36,000 shares                 -         123           -         168         291
Net income                                               -           -      36,380           -      36,380
                                                 ------------------------------------------------------------
BALANCE, December 31, 1995                             258     100,294     214,959      (6,459)    309,052

Dividends on common stock ($.09 per share)               -           -      (3,538)          -      (3,538)
Exercise of stock options, 216,886 shares                -       1,363           -         939       2,302
Three-for-two stock split (Note 1)                     129        (129)          -           -           -
Net income                                               -           -      40,555           -      40,555
                                                 ------------------------------------------------------------
BALANCE, December 31, 1996                             387     101,528     251,976      (5,520)    348,371

Purchases of 126,500 shares of common stock              -           -           -      (2,471)     (2,471)
Dividends on common stock ($.10 per share)               -           -      (3,821)          -      (3,821)
Exercise of stock options, 364,556 shares                -       3,236           -       1,425       4,661
Net income                                               -           -      48,378           -      48,378
                                                 ------------------------------------------------------------
BALANCE, December 31, 1997                       $     387   $ 104,764   $ 296,533   $  (6,566)  $ 395,118
                                                 ============================================================


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Werner Enterprises, Inc.:

  We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. (a Nebraska corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                ARTHUR ANDERSEN LLP
Omaha, Nebraska,
January 20, 1998.

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

Insurance and Claims Accruals
  Insurance and claims accruals, both current and noncurrent, reflect the estimated cost for cargo loss and damage, bodily injury and property damage (BI/PD), group health and workers' compensation claims, including estimated loss development and loss adjustment expenses, not covered by insurance. The costs for cargo and BI/PD are included in insurance and claims, while
the costs of group health and workers' compensation claims
are included in salaries, wages and benefits in the
Consolidated Statements of Income. The Company is
responsible for liability up to $500,000, plus
administrative expenses, for each occurrence involving
personal injury or property damage. The Company is also
responsible for a $1,500,000 annual aggregate amount of
liability for claims between $500,000 and $1,000,000.
Liability in excess of these amounts is assumed by the
insurance carriers in amounts which management considers
adequate. The Company has assumed responsibility for
workers' compensation, maintains a $6,000,000 bond, has
statutory coverage and has obtained insurance for individual
claims above $500,000.   Under these insurance arrangements,
the Company maintains $6,400,000 in letters of credit, as of December 31, 1997.

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Common Stock and Earnings Per Share
  On August 9, 1996, the Company issued shares for a three-for-two common stock split effected in the form of a 50% stock dividend from authorized and unissued shares to stockholders of record on July 26, 1996. All references in the Consolidated Financial Statements and Notes to Consolidated Financial Statements with regard to the number of shares of common stock and the per share amounts have been adjusted to reflect the effect of the stock split. The stated par value of common stock of $.01 per share did not change.
  SFAS No. 128 "Earnings per Share" established standards for computing and presenting earnings per share (EPS) and became effective for the Company's 1997 financial statements. It requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is computed based on the weighted average number of common shares outstanding. The computation of diluted EPS is similar to basic EPS, except that it reflects the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The difference between the Company's weighted average shares outstanding and diluted shares outstanding is due to the dilutive effect of stock options for all periods presented.
There are no differences in the numerator of the Company's computations of basic and diluted EPS for any period presented.

(2) LONG-TERM DEBT
  Long-term debt consists of the following at December 31
(in thousands):
                                     1997            1996
                                    ----------------------
Notes payable to banks under
  committed credit facilities       $40,000        $30,000

Series A Senior Notes                20,000              -
                                    ----------------------
                                    $60,000        $30,000
                                    ======================

  The notes payable to banks under committed credit facilities bear variable interest (6.2% at December 31, 1997) based on the London Interbank Offered rate and mature in June 1999. The Series A Senior Notes bear fixed interest at 6.55% and mature in November 2002. Each of the debt agreements require, among other things, that the Company not exceed a maximum ratio of indebtedness to total capitalization of .6 to 1.

  The carrying amount of the Company's long-term debt approximates fair value due to the duration of the notes and their interest rates.

(3) INCOME TAXES
  Income tax expense consists of the following (in thousands):

                           1997         1996         1995
                         ---------------------------------
Current
 Federal                 $15,217      $17,109      $12,472
 State                     3,000        1,500        2,087
                         ---------------------------------
                          18,217       18,609       14,559
                         ---------------------------------
Deferred
 Federal                   8,017        4,465        6,887
 State                     1,483        2,035        1,813
                         ---------------------------------
                           9,500        6,500        8,700
                         ---------------------------------
Total income
tax expense              $27,717      $25,109      $23,259
                         =================================

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INCOME TAXES, CONTINUED

The effective income tax rate differs from the federal corporate tax rate of 35% in 1997, 1996 and 1995 as follows (in thousands):

                           1997         1996         1995
                         ----------------------------------
Tax at statutory rate    $26,633      $22,982      $20,874

State income taxes,
net of federal tax
benefits                   2,914        2,298        2,535

Favorable settlement of
income tax issues         (2,000)           -            -

Other, net                   170         (171)        (150)
                         ----------------------------------
                         $27,717      $25,109      $23,259
                         ==================================

  At December 31, deferred tax assets and liabilities consisted of the following (in thousands):
                                        1997         1996
                                      ---------------------
Deferred tax assets:
Insurance and claims accruals         $ 19,904     $ 18,713
Allowance for uncollectible accounts       860        1,341
Other                                    2,255        2,971
                                      ---------------------
                                      $ 23,019     $ 23,025
                                      =====================

Deferred tax liabilities:
Property and equipment                $103,291     $ 94,384
Prepaid taxes, licenses and insurance    4,341        3,869
Other                                      587          472
                                      ---------------------
                                      $108,219     $ 98,725
                                      =====================


(4) STOCK OPTION AND EMPLOYEE BENEFIT PLANS
Stock Option Plan
  The Company's Stock Option Plan (the Stock Option Plan) is a nonqualified plan that provides for the grant of options to management employees. Options are granted at prices equal to the market value of the common stock on the date the option is granted.
  Options granted become exercisable in installments from six to sixty-six months after the date of grant. The options are exercisable over a period not to exceed ten years and one
day from the date of grant. The maximum number of shares of
common stock that may be optioned under the Stock Option
Plan is 3,000,000 shares.
  At December 31, 1997, 688,062 shares were available for granting further options. At December 31, 1997, 1996 and 1995, options for 327,204, 481,611 and 586,856 shares with weighted average exercise prices of $14.19, $9.79, and $7.73 were exercisable, respectively.
  The following table summarizes Stock Option Plan activity for the three years ended December 31, 1997:
                                         Options Outstanding
                                     ---------------------------
                                                Weighted-Average
                                      Shares     Exercise Price
                                     ---------------------------
Balance, December 31, 1994           1,100,100      $10.87
 Options granted                       437,136       13.08
 Options exercised                     (36,000)       4.67
 Options canceled                      (15,750)      15.00
                                     ----------
Balance, December 31, 1995           1,485,486       11.62
 Options exercised                    (216,886)       6.98
 Options canceled                      (58,313)      14.72
                                     ----------
Balance, December 31, 1996           1,210,287       12.31
 Options granted                       450,500       20.13
 Options exercised                    (364,556)       8.37
 Options canceled                      (31,335)      13.80
                                     ----------
Balance, December 31, 1997           1,264,896       16.19
                                     ==========

  The following tables summarize information about stock options outstanding and exercisable at December 31, 1997:
                                  Options Outstanding
                   -----------------------------------------------
                                 Weighted-Average Weighted-Average
   Range of          Number         Remaining       Exercise
Exercise Prices    Outstanding   Contractual Life     Price
------------------------------------------------------------------
$5.92                19,300          2.5 years       $ 5.92
$13.08 to $16.00    795,096          6.6 years        14.21
$20.13              450,500          9.9 years        20.13
                  ---------
                  1,264,896          7.7 years        16.19
                  =========

                       Options Exercisable
                  -------------------------------
                                 Weighted-Average
   Range of         Number          Exercise
Exercise Prices   Exercisable         Price
-------------------------------------------------
$5.92                19,300           $ 5.92
$13.08 to $16.00    307,904            14.71
$20.13                    -            20.13
                    -------
                    327,204            14.19
                    =======

  The Company applies the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its Stock Option Plan. SFAS No. 123 "Accounting for Stock-Based Compensation" requires pro forma disclosure of net income and earnings per share had the estimated fair value of option grants on their grant date been charged to salaries, wages and benefits. If the fair value based method of SFAS
123 had been applied for 1997, 1996 and 1995, compensation expense related to stock options and the effect on net income and earnings per share would not have been significant. The fair value of the options granted during 1997 and 1995 was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 6 percent; dividend yield of 0.5 percent;
expected life of 5.5 years; and volatility of 30 percent.
The weighted-average fair value of options granted during 1997 and 1995 was $7.64 and $4.97 per share, respectively.

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Purchase Plan
  Employees meeting certain eligibility requirements may participate in the Company's Employee Stock Purchase Plan (the Purchase Plan). Eligible participants designate the amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan. Company contributions for the Purchase Plan were $85,062, $67,704 and $79,977 for 1997, 1996 and 1995, respectively. Interest accrues on Purchase Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

401(k) Retirement Savings Plan
  The Company has an Employees' 401(k) Retirement Savings Plan
(the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee contributes to the 401(k) Plan. It is the Company's intention, but not its obligation, that the Company's total annual contribution for employees will equal 2 1/2 percent of net income (exclusive of extraordinary items). Salaries, wages and benefits expense in the accompanying Consolidated Statements of Income includes Company 401(k) Plan contributions and administrative expenses of $1,014,633, $1,030,248 and $952,129 for 1997, 1996 and 1995, respectively.

(5) COMMITMENTS AND CONTINGENCIES
  The Company has committed to approximately $75,000,000 of net capital expenditures, which is a portion of its estimated 1998 capital expenditures.
  The Company is involved in certain claims and pending litigation arising in the normal course of business. Management believes the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(6) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


(In thousands, except per share amounts)    First Quarter   Second Quarter   Third Quarter   Fourth Quarter
-----------------------------------------------------------------------------------------------------------
1997:
----------------------------------------
Operating revenues                             $172,049        $193,635         $200,237        $206,174
Operating income                                 11,453          20,049           23,027          23,118
Net income                                        7,449          12,532           14,199          14,198
Earnings per share                                  .20             .33              .37             .37
Diluted earnings per share                          .19             .33              .37             .37

1996:
----------------------------------------
Operating revenues                             $147,903        $159,640         $167,155        $168,576
Operating income                                 12,235          16,645           19,238          18,012
Net income                                        7,288          10,023           11,732          11,512
Earnings per share                                  .19             .27              .31             .30
Diluted earnings per share                          .19             .26              .31             .30


WERNER ENTERPRISES
CORPORATE INFORMATION

Price Range of Common Stock
  The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol WERN. The following table sets forth for the quarters indicated the high and low sale prices per share of the Company's common stock in the Nasdaq
National Market from January 1, 1996, through December 31,
1997.
--------------------------------------
                       High       Low
                      ----------------
1997
Quarter ended:
 March 31             19.25      15.88
 June 30              20.75      18.25
 September 30         24.75      17.50
 December 31          26.63      19.00

1996
Quarter ended:
 March 31             16.50      12.83
 June 30              17.58      14.50
 September 30         18.75      15.42
 December 31          18.25      15.63
--------------------------------------
  As of February 24, 1998, the Company's common stock was held by 244 stockholders of record and approximately 6,200 stockholders through nominee or street name accounts with brokers.

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
    14507 Frontier Road
    P.O. Box 45308
    Omaha, Nebraska 68145-0308
    Telephone:  (402) 895-6640
    http://www.werner.com
    e-mail: werner@werner.com

Annual Meeting
  The Annual Meeting will be held on Tuesday, May 12, 1998 at
10:00 a.m. in the Peter Kiewit Conference Center, 1313 Farnam
Street, Omaha, Nebraska.

Stock Listing
  The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol WERN.

Independent Public Accountants
    Arthur Andersen LLP
    1700 Farnam Street
    Omaha, Nebraska 68102

Stock Transfer Agent and Registrar
    ChaseMellon Shareholder Services, L.L.C.
    Overpeck Centre
    85 Challenger Road
    Ridgefield Park, NJ 07660
    Telephone: (800)288-9541
    http://www.chasemellon.com

Form 10-K
  A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by calling or writing the Investor Relations Department, P.O.
Box 45308, Omaha, Nebraska 68145-0308, (402) 895-6640.