Form 10-K405, Exhibit 13
period 1998-12-31
WERNER ENTERPRISES INC
filed 1999-03-24
CIK 793074


FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share amounts)

                                     1998        1997        1996        1995        1994
--------------------------------------------------------------------------------------------
Operating revenues                 $863,417    $772,095    $643,274    $576,022    $516,006

Net income                           57,246      48,378      40,555      36,380      36,662

Earnings per share (diluted)*          1.19        1.01         .85         .77         .77

Cash dividends declared per share*     .093        .080        .075        .064        .053

Return on average
   stockholders' equity               13.7%       13.1%       12.4%       12.5%       14.1%

Operating ratio                       88.9%       89.9%       89.7%       89.4%       88.3%

Book value per share*                  9.31        8.27        7.34        6.55        5.85

Total assets                        769,196     667,638     549,211     507,679     453,637

Long-term obligations               100,000      60,000      30,000      40,000      30,000

Stockholders' equity                440,588     395,118     348,371     309,052     276,414


*After giving retroactive effect for the May 1998, five-for-four stock split (all years presented).

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


THE FOLLOWING TABLE SETS FORTH THE PERCENTAGE RELATIONSHIP OF INCOME
AND EXPENSE ITEMS TO OPERATING REVENUES FOR THE YEARS INDICATED.
---------------------------------------------------------------------------------------------
                                               1998                1997                1996
                                           --------------------------------------------------
Operating revenues                            100.0%              100.0%              100.0%
                                           --------------------------------------------------
Operating expenses
   Salaries, wages and benefits                37.7                36.1                34.9
   Fuel                                         6.6                 8.8                 9.6
   Supplies and maintenance                     8.4                 8.2                 8.3
   Taxes and licenses                           7.9                 7.6                 8.0
   Insurance and claims                         2.7                 2.7                 2.9
   Depreciation                                 9.6                 9.4                10.1
   Rent and purchased transportation           16.1                17.1                15.2
   Communications and utilities                 1.2                 1.1                 1.3
   Other                                       (1.3)               (1.1)                (.6)
                                           --------------------------------------------------
      Total operating expenses                 88.9                89.9                89.7
                                           --------------------------------------------------
Operating income                               11.1                10.1                10.3
Net interest expense and other                   .4                  .2                  .1
                                           --------------------------------------------------
Income before income taxes                     10.7                 9.9                10.2
Income taxes                                    4.1                 3.6                 3.9
                                           --------------------------------------------------
Net income                                      6.6%                6.3%                6.3%
                                           ==================================================


THE FOLLOWING TABLE SETS FORTH CERTAIN INDUSTRY DATA REGARDING THE
FREIGHT REVENUES AND OPERATIONS OF THE COMPANY.
---------------------------------------------------------------------------------------------
                                               1998      1997      1996      1995      1994
                                           --------------------------------------------------
Operating ratio                                88.9%     89.9%     89.7%     89.4%     88.3%
Average revenues per tractor per week (1)    $2,783    $2,755    $2,710    $2,606    $2,563
Average annual miles per tractor            126,492   126,598   126,221   121,728   120,312
Average miles per trip                          760       799       808       785       835
Average revenues per mile (1)                $1.144    $1.132    $1.116    $1.113    $1.108
Average tractors in service                   5,662     5,051     4,372     4,136     3,769
Total tractors (at year end)
      Company owned                           5,220     4,490     3,840     3,674     3,473
      Owner-operator owned                      930       860       760       676       527
                                           --------------------------------------------------
         Total tractors                       6,150     5,350     4,600     4,350     4,000
                                           ==================================================
Total trailers (at year end)                 16,350    14,700    12,170    11,060    10,300
                                           ==================================================
(1)  Net of fuel surcharge revenues.

                                    13

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1998 Compared to 1997
     Operating revenues increased by 12% over 1997, primarily due to a 12% increase in the average number of tractors in service and a 1% increase in the average revenue per mile, excluding fuel surcharges. These increases were partially offset by a 5% decrease in revenues from logistics and other non-trucking transportation services. The Company's operating ratio (operating expenses expressed as a percentage of operating revenues) decreased from 89.9% to 88.9%. The decrease in logistics and other non-trucking transportation services resulted in a shift in costs from the rent and purchased transportation expense category to several other expense categories as described below.
     Salaries, wages and benefits increased from 36.1% to 37.7% of revenues primarily due to increased dedicated business which required more compensation to drivers for loadings/unloadings and stops, decreased revenues from logistics and other non-trucking transportation services, and increased employee healthcare costs. At times, there have been shortages of drivers in the trucking industry. The Company anticipates that the competition for qualified drivers will continue to be high, and cannot predict whether it will experience shortages in the future. If such a shortage were to occur and increases in driver pay rates became necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that corresponding freight rate increases were not obtained.
     Fuel decreased in 1998 from 8.8% to 6.6% of revenues due primarily to a 27% decrease in average fuel prices in 1998 compared to 1997. The Company cannot predict whether higher fuel price levels will return or the extent to which fuel surcharges could be collected from customers to offset such increases. Taxes and licenses increased from 7.6% to 7.9% of revenues due to the decreased revenues from logistics and other non-trucking transportation services and refunds and favorable development of state tax issues during 1997.
     Rent and purchased transportation decreased from 17.1% to 16.1% of revenues primarily due to the Company's decrease in logistics and other non-trucking transportation services. Other operating expenses changed from (1.1%) of revenues to (1.3%) of revenues due to an increase in gains on sales of revenue equipment to third parties resulting primarily from an increase in the number of tractors and trailers sold.
     The Company's effective income tax rate (income taxes as a percentage of income before income taxes) was 38.0% in 1998, compared to 36.4% in 1997, as described in Note 3 of the Notes to Consolidated Financial Statements.

1997 Compared to 1996
     Operating revenues increased by 20% over 1996, primarily due to a 15% increase in the average number of tractors in service and a 1% increase in the average revenue per mile, excluding fuel surcharges. The increased revenue per mile resulted from the Company obtaining rate increases from customers to partially offset a 2 cent per mile driver pay and owner-operator settlement increase which became effective January 1, 1997. A $24.3 million increase in revenues from logistics and other non-trucking transportation services also contributed to the overall increase in operating revenues. The Company's operating ratio increased slightly from 89.7% to 89.9%. The increase in logistics and other non-trucking transportation services resulted in a shift in costs to the rent and purchased transportation expense category from several other categories, as described below.
     Salaries, wages and benefits increased from 34.9% to 36.1% of revenues due primarily to the impact of the 2 cent per mile driver pay increase. The increase was partially offset by the 1% increase in average revenue per mile, favorable workers' compensation claim experience, and increased revenues from logistics and other non-trucking transportation services.
     Fuel decreased from 9.6% to 8.8% of revenues due mainly to lower average fuel prices in 1997, compared to the unusually high prices during most of 1996. Increased revenues from logistics and other non-trucking transportation services also contributed to the decrease. Fuel prices began rising at the end of the first quarter of 1996 and, for the most part, remained at elevated price levels during the remainder of 1996 and the beginning of the first quarter of 1997.
     Taxes and licenses decreased from 8.0% to 7.6% of revenues due to increased revenues from logistics and other non-trucking transportation services and refunds and favorable development of state tax issues. Insurance and claims decreased from 2.9% to 2.7% of revenues, due primarily to fewer severe accident claims and continued favorable claims experience in 1997, and increased revenues from logistics and other non-trucking transportation services. Depreciation decreased from 10.1% to 9.4% of revenues, due principally to increased revenues from logistics and other non-trucking transportation services, and a 2% increase in the average revenue per tractor per week, excluding fuel surcharges.

WERNER ENTERPRISES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Rent and purchased transportation increased from 15.2% to 17.1% of revenues due primarily to the Company's increase in logistics and other non-trucking transportation services.
     Other operating expenses changed from (.6%) to (1.1%) of revenues due to an increase in gains on sales of revenue equipment to third parties resulting from an increase in the number of tractors and trailers sold.
     The Company's effective income tax rate (income taxes as a percentage of income before income taxes) was 36.4% in 1997, compared to 38.2% in 1996, as described in Note 3 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources
     The growth of the Company's business has required significant investment in new revenue equipment. Net capital expenditures in 1998, 1997, and 1996 were $172.4 million, $152.6 million, and $86.2 million, respectively. The capital expenditures were financed primarily with cash generated from operations and, to a lesser extent, borrowings. The Company has committed to approximately $106 million of capital expenditures (after trade-in allowances), which is a portion of its estimated 1999 capital expenditures. The Company expects to fund these expenditures primarily with cash generated from operations.
     From time to time, the Company has and may continue to repurchase shares of its common stock. The timing and amount of such purchases depends on market and other factors. The Company's board of directors has authorized the repurchase of up to 2,500,000 shares. The Company has purchased 750,725 shares pursuant to this authorization.
     The Company's financial position is strong. The Company has $100 million of long-term debt and $441 million of stockholders' equity. Based on the Company's strong financial position, management foresees no significant barriers to obtaining sufficient financing, if necessary, to continue with its growth plans.

Year 2000 Readiness Disclosure
     In January 1997, the Company began conducting a comprehensive review of its Year 2000 issues and has since completed its review of information technology (IT) systems. Most of the Company's critical software programs have been developed internally, with the remainder having been licensed from and maintained by software vendors. The Company completed substantially all of its conversion of internally developed software programs to Year 2000 compliance in September 1998. The costs of converting these programs was not material. The Company is now working with vendors to verify compliance of vendor-supplied software programs, and has also begun evaluating compliance of non-IT systems. The following is an estimate of the status of the Company's IT systems and non-IT systems:


                            Year 2000       Modifications being
                            Compliant            performed
Internally-developed
   IT systems                 100%                  0%
Vendor-supplied
   IT systems                  70%                 30%
Non-IT systems                 60%                 40%


     Based on information currently available, the Company believes that with the appropriate modifications to vendor-supplied software programs, the Year 2000 issue will not pose significant operational or administrative problems for the Company. The cost of such remaining modifications is not expected to be material. The Company will continue to evaluate the Year 2000 readiness of third parties (primarily vendors and customers) with whom the Company has material relationships. The Company cannot presently estimate the effect on its results of operations, liquidity, and financial condition should material vendors and customers fail to become Year 2000 compliant. If the Company believes it is likely that a material vendor or customer will not achieve Year 2000 compliance, the Company will develop a contingency plan at that time.

Forward-Looking Statements
     This report contains forward-looking statements which are based on information currently available to the Company's management. Although the Company believes the expectations reflected in such forward-looking statements to be reasonable, no assurance can be given that the expectations will be realized. Factors currently known to management that could cause actual results to differ materially from the expectations reflected in forward-looking statements include the following: price and availability of diesel fuel; availability of an adequate number of qualified drivers; competitive factors including rate competition; unanticipated changes in laws, regulations, and taxation; and the amount and severity of accident claims. General economic conditions and weather conditions may also significantly affect the Company's results, as equipment utilization and rate levels depend on the level of business activity of shippers in a variety of industries.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share amounts)
---------------------------------------------------------------------------------------------
                                                      1998            1997           1996
                                                ---------------------------------------------
Operating revenues (Note 1)                       $863,417        $772,095       $643,274
                                                ---------------------------------------------

Operating expenses:
     Salaries, wages and benefits                  325,659         278,968        224,721
     Fuel                                           56,786          67,600         61,611
     Supplies and maintenance                       72,273          63,060         53,337
     Taxes and licenses                             67,907          58,513         51,807
     Insurance and claims                           23,875          21,212         18,927
     Depreciation (Note 1)                          82,549          72,634         65,010
     Rent and purchased transportation             139,026         132,261         97,525
     Communications and utilities                   10,796           8,358          8,164
     Other                                         (11,065)         (8,158)        (3,958)
                                                ---------------------------------------------
          Total operating expenses                 767,806         694,448        577,144
                                                ---------------------------------------------
Operating income                                    95,611          77,647         66,130
                                                ---------------------------------------------
Other expense (income):
     Interest expense                                4,889           3,002          2,063
     Interest income                                (1,724)         (1,580)        (1,709)
     Other                                             114             130            112
                                                ---------------------------------------------
          Total other expense                        3,279           1,552            466
                                                ---------------------------------------------
Income before income taxes                          92,332          76,095         65,664
Income taxes (Notes 1 and 3)                        35,086          27,717         25,109
                                                ---------------------------------------------
Net income                                        $ 57,246        $ 48,378       $ 40,555
                                                =============================================
Average common shares outstanding (Note 1)          47,667          47,756         47,342
                                                =============================================
Earnings per share (Note 1)                          $1.20           $1.01           $.86
                                                =============================================
Diluted shares outstanding (Note 1)                 47,910          47,959         47,575
                                                =============================================
Diluted earnings per share (Note 1)                  $1.19           $1.01           $.85
                                                =============================================

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)                              December 31
---------------------------------------------------------------------------------------------
                                                             1998            1997
                                                       ---------------------------
ASSETS
Current assets:
   Cash and cash equivalents (Note 1)                    $ 15,913        $ 22,294
   Accounts receivable, less allowance of $2,933
     and $3,126, respectively                              94,329          93,461
   Prepaid taxes, licenses, and permits                    10,792           8,405
   Current deferred income taxes (Notes 1 and 3)            6,000           6,200
   Other                                                   18,231          15,432
                                                       ---------------------------
      Total current assets                                145,265         145,792
                                                       ---------------------------
Property and equipment, at cost (Note 1)
   Land                                                    15,257          17,856
   Buildings and improvements                              52,857          35,195
   Revenue equipment                                      686,400         578,903
   Service equipment and other                             74,947          66,145
                                                       ---------------------------
      Total property and equipment                        829,461         698,099
      Less - accumulated depreciation                     205,530         176,253
                                                       ---------------------------
        Property and equipment, net                       623,931         521,846
                                                       ---------------------------
                                                         $769,196        $667,638
                                                       ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                      $ 48,146        $ 44,167
   Insurance and claims accruals (Note 1)                  23,250          22,161
   Accrued payroll                                         10,051           9,116
   Income taxes payable                                       471           6,983
   Driver escrow                                            3,307           2,635
   Other                                                    6,682           6,729
                                                       ---------------------------
      Total current liabilities                            91,907          91,791
                                                       ---------------------------
Long-term debt (Note 2)                                   100,000          60,000
Deferred income taxes (Notes 1 and 3)                     105,900          91,400
Insurance, claims and other long-term accruals (Note 1)    30,801          29,329
Commitments and contingencies (Note 5)

Stockholders' equity (Notes 1 and 4):
   Common stock, $.01 par value, 200,000,000 shares
      authorized; 48,320,835 and 48,320,966 shares
      issued; 47,309,310 and 47,782,669 shares
      outstanding, respectively                               483             387
   Paid-in capital                                        105,338         104,764
   Retained earnings                                      349,351         296,533
   Treasury stock, at cost; 1,011,525 and 538,297
    shares, respectively                                  (14,584)         (6,566)
                                                       ---------------------------
      Total stockholders' equity                          440,588         395,118
                                                       ---------------------------
                                                         $769,196        $667,638
                                                       ===========================

The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)
-------------------------------------------------------------------------------------------------------
                                                                     1998          1997          1996
                                                                ---------------------------------------
Cash flows from operating activities:
  Net income                                                     $ 57,246      $ 48,378      $ 40,555
  Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation                                              82,549        72,634        65,010
         Deferred income taxes                                     14,700         9,500         6,500
         Gain on disposal of operating equipment                  (12,251)       (8,789)       (5,156)
         Tax benefit from exercise of stock options                   389         1,610           788
         Insurance, claims and other long-term accruals             1,472            54           539
         Changes in certain working capital items:
           Accounts receivable, net                                  (868)      (25,533)      (10,057)
           Prepaid expenses and other current assets               (5,186)       (4,537)        1,097
           Accounts payable                                         3,979        25,142         3,306
           Accrued payroll                                            935           146         1,252
           Other current liabilities                               (5,025)        7,432           122
                                                                ---------------------------------------
         Net cash provided by operating activities                137,940       126,037       103,956
                                                                ---------------------------------------

Cash flows from investing activities:
  Additions to property and equipment                            (258,643)     (215,585)     (117,599)
  Retirements of property and equipment                            86,260        62,941        31,382
                                                                ---------------------------------------
         Net cash used in investing activities                   (172,383)     (152,644)      (86,217)
                                                                ---------------------------------------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt                         40,000        50,000         -
  Repayments of long-term debt                                      -           (20,000)      (10,000)
  Proceeds from issuance of short-term debt                        20,000         -             -
  Repayments of short-term debt                                   (20,000)        -             -
  Dividends on common stock                                        (4,201)       (3,815)       (3,344)
  Repurchases of common stock                                      (9,072)       (2,471)        -
  Stock options exercised                                           1,335         3,051         1,514
                                                                ---------------------------------------
         Net cash provided by (used in) financing activities       28,062        26,765       (11,830)
                                                                ---------------------------------------

Net increase (decrease) in cash and cash equivalents               (6,381)          158         5,909
Cash and cash equivalents, beginning of year                       22,294        22,136        16,227
                                                                ---------------------------------------
Cash and cash equivalents, end of year                           $ 15,913      $ 22,294      $ 22,136
                                                                =======================================

-------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid during year for:
         Interest                                                $  4,800      $  2,766      $  3,398
         Income taxes                                              26,100        13,328        15,904


The accompanying notes are an integral part of these consolidated financial statements.

WERNER ENTERPRISES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(In thousands, except share amounts)                                             (Note 1)
 ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Total
                                                      Common       Paid-In       Retained       Treasury      Stockholders'
                                                      Stock        Capital       Earnings        Stock           Equity
----------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1995                          $    258      $100,294      $214,959       $ (6,459)         $309,052

Dividends on common stock ($.07 per share)                 -             -        (3,538)             -            (3,538)
Exercise of stock options, 271,108 shares                  -         1,363             -            939             2,302
Three-for-two stock split                                129          (129)            -              -                 -
Net income                                                 -             -        40,555              -            40,555
                                                   -------------------------------------------------------------------------
BALANCE, December 31, 1996                               387       101,528       251,976         (5,520)          348,371

Purchases of 158,125 shares of common stock                -             -             -         (2,471)           (2,471)
Dividends on common stock ($.08 per share)                 -             -        (3,821)             -            (3,821)
Exercise of stock options, 455,695 shares                  -         3,236             -          1,425             4,661
Net income                                                 -             -        48,378              -            48,378
                                                   -------------------------------------------------------------------------
BALANCE, December 31, 1997                               387       104,764       296,533         (6,566)          395,118

Purchases of 592,600 shares of common stock                -             -             -         (9,072)           (9,072)
Dividends on common stock ($.09 per share)                 -             -        (4,428)             -            (4,428)
Five-for-four stock split (Note 1)                        96           (96)            -              -                 -
Exercise of stock options, 119,391 shares                  -           670             -          1,054             1,724
Net income                                                 -             -        57,246              -            57,246
                                                   -------------------------------------------------------------------------
BALANCE, December 31, 1998                          $    483      $105,338      $349,351       $(14,584)         $440,588
                                                   =========================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
------------------------------------------------------------------------------
To the Stockholders and Board of Directors of Werner
Enterprises, Inc.:

     We have audited the accompanying consolidated balance sheets of Werner Enterprises, Inc. (a Nebraska corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Werner Enterprises, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                              ARTHUR ANDERSEN LLP

Omaha, Nebraska,
January 20, 1999.

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

Insurance and Claims Accruals
     Insurance and claims accruals, both current and noncurrent, reflect the estimated cost for cargo loss and damage, bodily injury and property damage (BI/PD), group health, and workers' compensation claims, including estimated loss development and loss adjustment expenses, not covered by insurance. The costs for cargo and BI/PD are included in insurance and claims, while the costs of group health and workers' compensation claims are included in salaries, wages and benefits in the Consolidated Statements of Income.
     The Company is responsible for liability up to $500,000, plus administrative expenses, for each occurrence involving personal injury or property damage. The Company is also responsible for a $1,500,000 annual aggregate amount of liability for claims between $500,000 and $1,000,000, and a $1,000,000 annual aggregate amount for claims between $1,000,000 and $2,000,000. Liability in excess of these amounts is assumed by the insurance carriers in amounts which management considers adequate.
     The Company has assumed responsibility for workers' compensation, maintains a $6,000,000 bond, has statutory coverage and has obtained insurance for individual claims above $500,000.
     Under these insurance arrangements, the
Company maintains $8,100,000 in letters of credit, as of December 31, 1998.

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

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock and
Earnings Per Share
     On May 13, 1998, the Company issued shares for a five-for-four common stock split effected in the form of a 25% stock dividend from authorized and unissued shares to stockholders of record on April 27, 1998. All references in the Consolidated Financial Statements and Notes to Consolidated Financial Statements with regard to the number of shares of common stock and the per share amounts have been adjusted to reflect the effect of the stock split. The stated par value of common stock of $.01 per share did not change.
     The Company computes and presents earnings per share
(EPS) in accordance with SFAS No. 128 "Earnings per Share". The difference between the Company's weighted average shares outstanding and diluted shares outstanding is due to the dilutive effect of stock options for all periods presented. There are no differences in the numerator of the Company's computations of basic and diluted EPS for any period presented.

(2) LONG-TERM DEBT
     Long-term debt consists of the following at December 31
(in thousands):

                                           1998         1997
                                      ------------------------
Notes payable to banks under
   committed credit facilities         $ 50,000     $ 40,000
6.55% Series A Senior Notes,
   due November 2002                     20,000       20,000
6.02% Series B Senior Notes,
   due November 2002                     10,000            -
5.52% Series C Senior Notes,
   due December 2003                     20,000            -
                                      ------------------------
                                       $100,000     $ 60,000
                                      ========================

     The notes payable to banks under committed credit facilities bear variable interest (5.6% at December 31, 1998) based on the London Interbank Offered Rate (LIBOR) and mature in May 2000. In addition, the Company has $30 million of short-term credit facilities with banks which bear variable interest based on LIBOR. No borrowings were outstanding under the short-term credit facilities at December 31, 1998. Each of the debt agreements require, among other things, that the Company maintain a minimum consolidated tangible net worth and not exceed a maximum ratio of indebtedness to total capitalization. The Company was in compliance with these covenants at December 31, 1998.
     The carrying amount of the Company's long-term debt approximates fair value due to the duration of the notes and their interest rates.

(3) INCOME TAXES

     Income tax expense consists of the following (in
thousands):
-----------------------------------------------------------------
                            1998           1997            1996
                         ----------------------------------------
Current
  Federal                $17,186        $15,217         $17,109
  State                    3,200          3,000           1,500
                         ----------------------------------------
                          20,386         18,217          18,609
                         ----------------------------------------
Deferred
  Federal                 12,378          8,017           4,465
  State                    2,322          1,483           2,035
                         ----------------------------------------
                          14,700          9,500           6,500
                         ----------------------------------------
Total income
tax expense              $35,086        $27,717         $25,109
                         ========================================


     The effective income tax rate differs from the federal corporate tax rate of 35% in 1998, 1997, and 1996 as follows
(in thousands):


                            1998           1997            1996
                         ----------------------------------------
Tax at statutory rate    $32,316        $26,633         $22,982

State income taxes,
net of federal tax
benefits                   3,589          2,914           2,298

Favorable settlement
of income tax issues           -         (2,000)              -

Income tax credits          (536)          (564)           (465)

Other, net                  (283)           734             294
                         ----------------------------------------
                         $35,086        $27,717         $25,109
                         ========================================

     At December 31, deferred tax assets and liabilities consisted of the following (in thousands):


                                           1998            1997
                                       --------------------------
Deferred tax assets:
Insurance and claims accruals          $ 20,962        $ 19,904
Allowance for uncoll. accounts              693             860
Other                                     2,717           2,255
                                       --------------------------
                                       $ 24,372        $ 23,019
                                       ==========================
Deferred tax liabilities:
Property and equipment                 $118,337        $103,291
Prepaid expenses                          5,408           4,341
Other                                       527             587
                                       --------------------------
                                       $124,272        $108,219
                                       ==========================

                                    21

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) STOCK OPTION AND EMPLOYEE BENEFIT PLANS

Stock Option Plan
     The Company's Stock Option Plan (the Stock Option Plan) is a nonqualified plan that provides for the grant of options to management employees. Options are granted at prices equal to the market value of the common stock on the date the option is granted.
     Options granted become exercisable in installments from six to sixty-six months after the date of grant. The options are exercisable over a period not to exceed ten years and one day from the date of grant. The maximum number of shares of common stock that may be optioned under the Stock Option
Plan is 3,750,000 shares.
     At December 31, 1998, 796,833 shares were available for granting further options. At December 31, 1998, 1997, and
1996, options for 522,295, 409,005, and 602,014 shares with
weighted average exercise prices of $11.43, $11.35, and $7.83 were exercisable, respectively.
     The following table summarizes Stock Option Plan activity for the three years ended December 31, 1998:



                                   Options Outstanding
                               ----------------------------
                                           Weighted-Average
                                 Shares     Exercise Price
                               ----------------------------
Balance, December 31, 1995      1,856,857        $ 9.30
  Options exercised              (271,108)         5.58
  Options canceled                (72,891)        11.77
                               -------------
Balance, December 31, 1996      1,512,858          9.85
  Options granted                 563,125         16.10
  Options exercised              (455,695)         6.69
  Options canceled                (39,169)        11.04
                               -------------
Balance, December 31, 1997      1,581,119         12.95
  Options granted                  86,250         16.66
  Options exercised              (119,391)        11.18
  Options canceled                (22,998)        13.01
                               -------------
Balance, December 31, 1998      1,524,980         13.30
                               =============

     The following tables summarize information about stock options outstanding and exercisable at December 31, 1998:


                               Options Outstanding
                 ------------------------------------------------
                               Weighted-Average  Weighted-Average
   Range of        Number          Remaining         Exercise
Exercise Prices  Outstanding    Contractual Life       Price
-----------------------------------------------------------------
$4.73                 16,313           1.5 years       $ 4.73
$10.46 to $13.25     882,292           5.8 years        11.37
$16.10 to $17.38     626,375           9.0 years        16.24
                   ----------
                   1,524,980           7.0 years        13.30
                   ==========

                           Options Exercisable
                 ---------------------------------------
                                     Weighted-Average
    Range of          Number             Exercise
Exercise Prices     Exercisable           Price
--------------------------------------------------------
$4.73                    16,313            $ 4.73
$10.46 to $13.25        505,982             11.64
                       ---------
                        522,295             11.43
                       =========

     The Company applies the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its Stock Option Plan. SFAS No. 123 "Accounting for Stock-Based Compensation" requires pro forma disclosure of net income and earnings per share had the estimated fair value of option grants on their grant date been charged to salaries, wages and benefits. If the fair value based method of SFAS 123 had been applied for 1998, 1997, and 1996, compensation expense related to stock options and the effect on net income and earnings per share would not have been significant. The fair value of the options granted during 1998 and 1997 was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.5 percent in 1998 and 6 percent in 1997; dividend yield of 0.5 percent; expected life of 5.5 years; and volatility of 30 percent. The weighted-average fair value of options granted during 1998 and 1997 was $6.16 and $6.11 per share, respectively.

Employee Stock Purchase Plan
     Employees meeting certain eligibility requirements may participate in the Company's Employee Stock Purchase Plan (the Purchase Plan). Eligible participants designate the amount of regular payroll deductions and/or single annual payment, subject to a yearly maximum amount, that is used to purchase shares of the Company's common stock on the Over-The-Counter Market subject to the terms of the Purchase Plan. The Company contributes an amount equal to 15% of each participant's contributions under the Purchase Plan. Company contributions for the Purchase Plan were $100,045, $85,062, and $67,704 for 1998, 1997, and 1996, respectively. Interest accrues on Purchase Plan contributions at a rate of 5.25%. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plan are paid by the Company.

WERNER ENTERPRISES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

401(k) Retirement Savings Plan
     The Company has an Employees' 401(k) Retirement Savings Plan (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan if they have been continuously employed with the Company or its subsidiaries for six months or more. The Company matches a portion of the amount each employee contributes to the 401(k) Plan. It is the Company's intention, but not its obligation, that the Company's total annual contribution for employees will equal 2 1/2 percent of net income (exclusive of extraordinary items). Salaries, wages and benefits expense in the accompanying Consolidated Statements of Income includes Company 401(k) Plan contributions and administrative expenses of $1,191,372, $1,014,633, and $1,030,248 for 1998,
1997, and 1996, respectively.

(5) COMMITMENTS AND CONTINGENCIES
     The Company has committed to approximately
$106,000,000 of net capital expenditures, which is a portion of its estimated 1999 capital expenditures.
     The Company is involved in certain claims and pending litigation arising in the normal course of business. Management believes the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(6) SEGMENT INFORMATION
     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", which requires public companies to disclose certain information about reportable operating segments. The Company operates in one reportable segment - Truckload transportation services. The reportable Truckload segment consists of five operating fleets which have been aggregated since they have similar economic characteristics and meet the other aggregation criteria of SFAS No. 131. The Medium- to Long-Haul Van fleet transports a variety of consumer, non-durable products and other commodities in truckload quantities over irregular routes using dry van trailers. The Regional Short-Haul fleet provides comparable truckload van service within five geographic regions. The Flatbed and Temperature-Controlled fleets provide truckload services for products with specialized trailers. The Dedicated Services fleet provides truckload services required by a specific company, plant or distribution center. The Company's Logistics division, which provides customers with transportation management, mode selection, routing, and brokerage, is not reportable under the quantitative thresholds of SFAS No. 131.

     Operating revenues from external customers for the Company's major service categories were as follows:

                          1998        1997        1996
                     -----------------------------------
Truckload             $821,596    $728,140    $623,610
Logistics and
     other              41,821      43,955      19,664
                     -----------------------------------
Total operating
   revenues           $863,417    $772,095    $643,274
                     ===================================

     Substantially all of the Company's revenues are generated within the United States or from North American shipments with origins or destinations in the United States.
No one customer accounts for more than 10% of the Company's revenues.

(7) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


(In thousands, except per share amounts)  First Quarter   Second Quarter    Third Quarter   Fourth Quarter
------------------------------------------------------------------------------------------------------------
1998:
----------------------------------------
Operating revenues                            $199,707          $211,678         $219,715         $232,317
Operating income                                18,143            25,042           26,499           25,927
Net income                                      10,873            15,012           15,915           15,446
Diluted earnings per share                         .23               .31              .33              .33

1997:
----------------------------------------
Operating revenues                            $172,049          $193,635         $200,237         $206,174
Operating income                                11,453            20,049           23,027           23,118
Net income                                       7,449            12,532           14,199           14,198
Diluted earnings per share                         .16               .26              .30              .29

------------------------------------------------------------------------------------------------------------

WERNER ENTERPRISES
CORPORATE INFORMATION

Price Range of Common Stock
     The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol WERN. The following table sets forth for the quarters indicated the high and low sale prices per share of the Company's common stock in the Nasdaq National Market from January 1, 1997, through December 31, 1998.

-----------------------------------------------------------
                                High            Low
                              -------------------------
1998
Quarter ended:
     March 31                  21.40          15.60
     June 30                   22.40          17.00
     September 30              19.75          14.31
     December 31               19.25          11.25
1997
Quarter ended:
     March 31                  15.40          12.70
     June 30                   16.60          14.60
     September 30              19.80          14.00
     December 31               21.30          15.20

-----------------------------------------------------------

     As of February 18, 1999, the Company's common stock was held by 288 stockholders of record and approximately 7,200 stockholders through nominee or street name accounts with brokers.

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

Annual Meeting
     The Annual Meeting will be held on Tuesday, May 11,
1999 at 10:00 a.m. in the Peter Kiewit Conference Center,
1313 Farnam Street, Omaha, Nebraska.

Stock Listing
     The Company's common stock trades on the Nasdaq
National Market tier of The Nasdaq Stock Market under the symbol WERN.

Independent Public Accountants
     Arthur Andersen LLP
     1700 Farnam Street
     Omaha, Nebraska 68102

Stock Transfer Agent and Registrar
     ChaseMellon Shareholder Services, L.L.C.
     Overpeck Centre
     85 Challenger Road
     Ridgefield Park, NJ 07660
     Telephone:  (800) 288-9541
     http://www.chasemellon.com

Form 10-K
     A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by calling or writing the Investor Relations
Department, P.O. Box 45308, Omaha, Nebraska 68145-0308,
(402) 895-6640.